

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
A$100,000,000 3.40% Notes due 10 September 2027
Series No. AUD 021-03-1

(to be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017)

Filed pursuant to Rule 3 of Regulation AD
Dated: 14 July 2017

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$100,000,000 principal amount of 3.40% Notes due 10 September 2027 (Series No. AUD 021-03-1) (the "Notes") (to be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017) of the Asian Development Bank (the "ADB") under its Australian Dollar Medium Term Note Programme (the "Programme"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016 (the "Information Memorandum") and in the Pricing Supplement relating to the Notes dated 14 July 2017 (the "Pricing Supplement"), both of which are filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 25 April 2017, was filed under a report of the ADB dated 25 April 2017. The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 7 and the Pricing Supplement.

As of 14 July 2017, the ADB entered into a Subscription Agreement, filed herewith, with Deutsche Bank AG, Sydney Branch, Royal Bank of Canada and

The Toronto-Dominion Bank (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$100,000,000 for an issue price of 100.940%, plus A$1,201,000 on account of accrued interest for 130 days from and including 10 March 2017 to but excluding 18 July 2017 (the "Issue Date"), less management and underwriting fees and selling concessions of 0.258%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 18 July 2017. The Lead Managers and Dealers propose to offer the Notes to the public at the public offering price of 100.940%. The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Deutsche Bank AG, Sydney Branch.......	A$33,340,000
Royal Bank of Canada....................	33,330,000
The Toronto-Dominion Bank...........	33,330,000
Total................................	A$100,000,000

Item 3. Distribution Spread

See page 2 of the Pricing Supplement and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Note	100.940%	0.258%	100.682%*
Total	A$100,940,000	A$258,000	A$100,682,000*

*Plus A$1,201,000 on account of accrued interest for 130 days from and including 10 March 2017 to but excluding the Issue Date.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	A$12,000*

* Asterisk indicates that expense itemized above is an estimate.

Item 6. Application of Proceeds

See the Information Memorandum, page 13.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016.

(ii) the Second Note Deed Poll in relation to the Programme dated 21 December 2016.

(iii) Amended and Restated Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated 21 December 2016.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Subscription Agreement dated 14 July 2017.

(d) (i) Information Statement dated 25 April 2017, previously filed under a report of the ADB dated 25 April 2017.

(ii) Pricing Supplement dated 14 July 2017.

Information Memorandum


ADB

Asian Development Bank

Australian Dollar
Medium Term Note Programme

The Asian Development Bank is not a bank which is authorised under the Banking Act 1959 of Australia

The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia

As Notes are offered by the Asian Development Bank only as an offer in, or into Australia, that would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia and in compliance with the terms of Asian Development Bank's exemption from compliance with section 66 of the Banking Act 1959 of Australia, the Notes are issued in parcels of not less than A$500,000 in aggregate principal amount or (if a larger principal amount) an integral multiple of such other amount specified in the relevant Pricing Supplement provided that the consideration payable by each person who subscribes for Notes must be at least A$500,000 (disregarding moneys lent by the offeror or its associates) unless the Notes are otherwise issued in a manner which would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia

Arrangers

Royal Bank of Canada
Westpac Banking Corporation

The date of this Information Memorandum is 21 December 2016

Contents

Important Notice

Introduction

This Information Memorandum relates solely to a Medium Term Note Programme ("**Programme**") established by Asian Development Bank ("**Issuer**"), under which medium term notes ("**Notes**") may be issued by the Issuer from time to time.

*The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia ("**Banking Act**"). The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia. Notes that are offered for issue or sale or transferred in, or into, Australia are offered only in circumstances that would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia ("**Corporations Act**") and issued and transferred in compliance with the terms of the exemption from compliance with section 66 of the Banking Act that is available to the Issuer. Such Notes are issued or transferred in, or into, Australia in parcels of not less than A$500,000 in aggregate principal amount.*

This Information Memorandum replaces the Information Memorandum dated 20 November 2006.

Date and currency of this Information Memorandum

This Information Memorandum has been prepared by the Issuer as at the Preparation Date (as defined below). The delivery of the Information Memorandum at any time after the Preparation Date does not imply the information contained in it is accurate, timely and complete at any time subsequent to the Preparation Date. Accordingly, neither the delivery of this Information Memorandum, nor any offer or issue of Notes, implies or should be relied upon as a representation or warranty that there has been no change since the Preparation Date in the affairs or financial condition of the Issuer or that the information contained in it is correct at any time after the Preparation Date.

Issuer's responsibility

This Information Memorandum has been prepared by, and issued with the authority of, the Issuer. The Issuer accepts responsibility for it.

The only role of the Arrangers and the Dealers (each as defined in the section entitled "Programme Summary" below) in the preparation of this Information Memorandum has been to confirm to the Issuer that the information as to their identity in the section entitled "Programme Summary" below and their respective descriptions in the section entitled "Directory" below are accurate as at the Preparation Date. The only role of the Agents (as defined in the section entitled "Programme Summary" below) in the preparation of this Information Memorandum has been to confirm to the Issuer that the information under its description in the section entitled "Directory" below is accurate as at the Preparation Date. Apart from the foregoing, the Arrangers, the Dealers and the Agents make no representation or warranty, express or implied, as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omissions in, any information, statement, opinion or forecast contained in this Information Memorandum or in any accompanying, previous or subsequent material or presentation.

Place of issuance

Subject to applicable laws, regulations and directives, the Issuer may issue Notes under the Programme in any country including Australia and countries in Europe and Asia but not in the United States of America unless such Notes are registered under the United States Securities Act of 1933 (as amended) ("**Securities Act**") or an exemption from the registration requirements under the Securities Act is available.

Terms and conditions of issue

Notes will be issued in series (each a "**Series**"). Each Series may comprise one or more tranches (each a "**Tranche**") having one or more issue dates and on conditions that are otherwise identical

(other than, to the extent relevant, in respect of the issue price, the amount and date of the first payment of interest).

Each issue of Notes will be made pursuant to such documentation as the Issuer may determine. A pricing supplement and/or another supplement to this Information Memorandum (each a "**Pricing Supplement**") will be issued for each Tranche or Series of Notes. A Pricing Supplement will contain details of the initial aggregate principal amount, issue price, issue date, maturity date, details of interest (if any) payable together with any other terms and conditions not set out in this Information Memorandum that may be applicable to that Tranche or Series of Notes. The terms and conditions ("**Terms and Conditions**") applicable to the Notes are included in this Information Memorandum and may be supplemented, amended, modified or replaced by the Pricing Supplement applicable to those Notes.

The Issuer may also publish a supplement to this Information Memorandum (or additional Information Memoranda) which describes the issue of Notes (or particular classes of Notes) not otherwise described in this Information Memorandum. A Pricing Supplement or a supplement to this Information Memorandum may also supplement, amend, modify or replace any statement or information set out in a Pricing Supplement or incorporated by reference in this Information Memorandum or a supplement to this Information Memorandum.

Documents incorporated by reference

This Information Memorandum is to be read in conjunction with all documents which are deemed to be incorporated into it by reference as set out below. This Information Memorandum shall, unless otherwise expressly stated, be read and construed on the basis that such documents are so incorporated and form part of this Information Memorandum. References to "**Information Memorandum**" are to this Information Memorandum and any other document incorporated by reference and to any of them individually.

The following documents (including any that are published or issued from time to time after the date of this Information Memorandum) are incorporated in, and taken to form part of, this Information Memorandum:

(a) all amendments and supplements to this Information Memorandum prepared by the Issuer from time to time;

(b) the information statement of the Issuer dated22 April 2016 which describes the Issuer including its capital, operations, administration, the Charter, the Issuer's legal status, its principal financial policies and contains the Issuer's audited financial statements as of 31 December 2015;

(c) any subsequent information statement issued by the Issuer from time to time;

(d) the most recent annual report of the Issuer and any subsequent annual report and unaudited quarterly financial statements issued by the Issuer; and

(e) all documents issued by the Issuer and stated to be incorporated in this Information Memorandum by reference, including, in the case of any series of Notes, the relevant Pricing Supplement.

Any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of, this Information Memorandum, shall be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement (including whether expressly or by implication).

Except as provided above, no other information, including any information on the internet sites of the Issuer or in any document incorporated by reference in any of the documents described above, is incorporated by reference into this Information Memorandum.

Copies of documents which are incorporated by reference in this Information Memorandum may be obtained from the office of the Issuer or from such other person specified in a Pricing Supplement.

Investors should review, amongst other things, the documents which are deemed to be incorporated by reference in this Information Memorandum when deciding whether or not to subscribe for, purchase or otherwise deal in any Notes or any rights in respect of any Notes.

References to internet site addresses

Any internet site addresses provided in this Information Memorandum are for reference only and, unless expressly stated otherwise, the content of any such internet site is not incorporated by reference into, and does not form part of, this Information Memorandum.

No independent verification

The only role of the Arranger, the Dealers and the Agents in the preparation of this Information Memorandum has been to confirm to the Issuer that their respective details, Australian Business Number ("**ABN**") and Australian financial services licence ("**AFSL**") numbers (where applicable) in the sections entitled "Summary of the Programme" and "Directory" below are accurate as at the Preparation Date (as defined below).

Apart from the foregoing, none of the Arranger, the Dealers or the Agents has independently verified the information contained in this Information Memorandum. Accordingly, no representation, warranty or undertaking, express or implied, is made, and no responsibility is accepted, by any of them, as to the accuracy or completeness of this Information Memorandum or any further information supplied by the Issuer in connection with the Programme or any Notes.

The Arranger, the Dealers and the Agents expressly do not undertake to review the financial condition or affairs of the Issuer at any time or to advise any holder of a Note of any information coming to their attention with respect to the Issuer and make no representations as to the ability of the Issuer to comply with its obligations under the Notes.

No authorisation

No person has been authorised to give any information or make any representations not contained in or consistent with this Information Memorandum in connection with the Issuer, the Programme or the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of the Issuer, the Arrangers, the Dealers or any of the Agents.

Intending purchasers to make independent investment decision and obtain tax advice

This Information Memorandum contains only summary information concerning the Notes. Neither the information contained in this Information Memorandum nor any other information supplied in connection with the Programme or the issue of any Notes is intended to provide the basis of any credit or other evaluation and should not be considered or relied on as a recommendation or a statement of opinion (or a report of either of those things) by the Issuer, the Arrangers, the Dealers or any Agent that any recipient of this Information Memorandum or any other information supplied in connection with the Programme or the issue of any Notes should subscribe for, purchase or otherwise deal in any Notes or any rights in respect of any Notes.

Each investor contemplating subscribing for, purchasing or otherwise dealing in any Notes or any rights in respect of any Notes should:

- make and rely upon (and shall be taken to have made and relied upon) its own independent investigation of the financial condition and affairs of, and its own appraisal of the creditworthiness of, the Issuer;

- determine for themselves the relevance of the information contained in this Information Memorandum and any other information supplied in connection with the Programme or the

issue of any Notes, and must base their investment decision solely upon such independent assessment and investigation as they consider necessary; and

- consult their own tax advisers concerning the application of any tax laws applicable to their particular situation.

No advice is given in respect of the legal or taxation treatment of investors or purchasers in connection with an investment in any Notes or rights in respect of them and each investor is advised to consult its own professional adviser.

Risks

Neither this Information Memorandum nor any other information supplied in connection with the Programme or the issue of any Notes describes the risks of an investment in any Notes. Prospective investors should consult their own professional, financial, legal and tax advisers about risks associated with an investment in any Notes and the suitability of investing in the Notes in light of their particular circumstances.

No offer

This Information Memorandum does not, and is not intended to, constitute an offer or invitation by or on behalf of the Issuer, the Arranger, the Dealers or the Agents to any person to subscribe for, purchase or otherwise deal in any Notes.

Selling restrictions and no disclosure

Neither this Information Memorandum nor any other disclosure document in relation to the Notes has been, or will be, lodged with the Australian Securities and Investments Commission ("**ASIC**"). No action has been taken which would permit an offering of the Notes in circumstances that would require disclosure under Parts 6D.2 or 7.9 of the Corporations Act.

The Information Memorandum is not a prospectus or other disclosure document for the purposes of the Corporations Act.

For a description of certain restrictions on offers, sales and deliveries of the Notes, and on distribution of this Information Memorandum, any Pricing Supplement or other offering material relating to the Notes, see the section entitled "Selling Restrictions" below.

A person may not (directly or indirectly) offer for subscription or purchase or issue an invitation to subscribe for or buy Notes, nor distribute or publish this Information Memorandum or any other offering material or advertisement relating to the Notes except if the offer or invitation, or distribution or publication, complies with all applicable laws, regulations and directives.

No registration in the United States

Notes issued under the Programme are not required to be registered under the Securities Act. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission ("**SEC**"). The Notes have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Information Memorandum. Any representation to the contrary is a criminal offence in the United States.

The Notes may not be offered, sold, delivered or transferred, at any time, within the United States of America, its territories or possessions or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("**Regulation S**")) except in a transaction exempt from, or not subject to, the registration requirements of the Securities Act.

Agency and distribution arrangements

The Issuer has agreed to pay fees to the Agents for undertaking their respective roles and reimburse them for certain of their expenses incurred in connection with the Programme and the offer and sale of Notes.

The Issuer may also pay a Dealer a fee in respect of the Notes subscribed by it, may agree to reimburse the Arranger and/or the Dealers for certain expenses incurred in connection with this Programme and may indemnify the Dealers against certain liabilities in connection with the offer and sale of Notes.

The Issuer, the Arrangers, the Dealers and the Agents, and their respective related entities, directors, officers and employees may have pecuniary or other interests in the Notes and may also have interests pursuant to other arrangements and may receive fees, brokerage and commissions and may act as principal in dealing in any Notes.

The distribution and use of this Information Memorandum, including any Pricing Supplement, advertisement or other offering material, and the offer or sale of Notes may be restricted by law in certain jurisdictions and intending purchasers and other investors should inform themselves about them and observe any such restrictions. In particular, no action has been taken by any of the Issuer, the Arranger, the Dealers or any Agents which would permit a public offering of any Notes or distribution of this Information Memorandum or any such document in any jurisdiction where action for that purpose is required.

Stabilisation

In connection with any issue of Notes, the Dealer designated as stabilising manager (if any) in the relevant Pricing Supplement may over-allot or effect transactions outside Australia which stabilise or maintain the market price of the Notes of the relevant Series at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time. Such stabilising shall be in compliance with all relevant laws and regulations. Such stabilising activities are not permitted on a market operated in Australia.

References to ratings

There are references in this Information Memorandum to credit ratings. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency. Each credit rating should be evaluated independently of any other credit rating.

Credit ratings are for distribution only to a person (a) who is not a "retail client" within the meaning of section 761G of the Corporations Act and is also a sophisticated investor, professional investor or other investor in respect of whom disclosure is not required under Parts 6D.2 or 7.9 of the Corporations Act, and (b) who is otherwise permitted to receive credit ratings in accordance with applicable law in any jurisdiction in which the person may be located. Anyone who is not such a person is not entitled to receive this Information Memorandum and anyone who receives this Information Memorandum must not distribute it to any person who is not entitled to receive it.

Currencies

In this Information Memorandum, references to "**A$**" or "**Australian dollars**" are to the lawful currency of the Commonwealth of Australia.

Currency of information

The information contained in this Information Memorandum is prepared as of its Preparation Date. Neither the delivery of this Information Memorandum nor any offer, issue or sale made in connection with this Information Memorandum at any time implies that the information contained in it is correct, that any other information supplied in connection with the Programme or the issue of Notes is correct or that there has not been any change (adverse or otherwise) in the financial conditions or affairs of the

Issuer at any time subsequent to the Preparation Date. In particular, the Issuer is not under any obligation to any person to update this Information Memorandum at any time after an issue of Notes.

In this Information Memorandum, "**Preparation Date**" means:

- in relation to this Information Memorandum, the date indicated on its face or, if the Information Memorandum has been amended or supplemented, the date indicated on the face of that amendment or supplement;
- in relation to information statements, annual reports and any financial statements incorporated in this Information Memorandum, the date up to or as at the date on which such information statements, annual reports and financial statements relate; and
- in relation to any other item of information which is to be read in conjunction with this Information Memorandum, the date indicated on its face as being its date of release or effectiveness.

Listing

An application may be made for Notes to be issued pursuant to the Programme to be listed on the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691) ("**ASX**"). As at the Preparation Date, Notes which are listed on the ASX will not be transferred through or registered on the Clearing House Electronic Subregister System ("**CHESS**") operated by ASX Settlement Pty Limited (ABN 49 008 504 532) although this may take place in the future.

No waiver of privileges and immunities

The issuance and distribution of this Information Memorandum and any offering and sale of the Notes is not a waiver by the Issuer or by any of its members, governors, alternate governors, executive directors, alternate executive directors, officers or employees of any other rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank ("**Charter**") or by any statute, law or regulation of any member of the Issuer or any political subdivision of any member, all of which are expressly reserved.

Programme Summary

The following is a brief summary only and should be read in conjunction with the rest of this Information Memorandum and in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes. Unless otherwise defined in this Programme Summary or the Important Notice, each capitalised term referred to in this Programme Summary has the meaning given to it in the Terms and Conditions of the Notes. A reference to a "Pricing Supplement" does not limit the provisions or features of this Programme which may be supplemented, amended, modified or replaced by a Pricing Supplement in relation to a particular Tranche or Series of Notes.

Issuer:	Asian Development Bank.
Programme:	A non-underwritten revolving medium term note programme under which, subject to applicable laws and directives, the Issuer may elect to issue medium term notes ("**Notes**") in the Australian domestic capital market in registered uncertificated form. There is no limit on the aggregate principal amount of Notes which may be issued by the Issuer under the Programme. Subject to all applicable laws and directives, the Issuer may issue Notes in any country including Australia and countries in Europe and Asia but not in the United States of America unless such Notes are registered under the Securities Act or an exemption from the registration requirements under the Securities Act is available.
Term:	The term of the Programme continues until terminated by the Issuer. For the avoidance of doubt, the Issuer may issue Notes with any tenor, as specified in the relevant Pricing Supplement, (but not less than 365 days) on any date prior to the termination of the Programme.
Arrangers:	Royal Bank of Canada (ABN 86 076 940 880) Westpac Banking Corporation (ABN 33 007 457 141)
Dealers:	Dealers will be appointed from time to time in accordance with the Programme Agreement dated 13 February 2006 for the Programme as amended and restated on 21 December 2016 ("**Programme Agreement**"). Contact details and particulars of the ABN and AFSL for each of the above named Arrangers and Dealers are set out in the section entitled "Directory" below. Additional Dealers may be appointed by the Issuer from time to time for a specific Tranche or Series of Notes only or to the Programme generally.
Lead Manager:	The Issuer may appoint, in relation to any Tranche or Series of Notes, one or more Dealers as the Lead Manager of that Tranche or Series and the details of the appointment will be specified in the relevant Pricing Supplement and Subscription Agreement.
Registrar:	Reserve Bank of Australia or Citigroup Pty Limited (ABN 88 004 325 080), or any other person appointed by the Issuer to perform registry functions and establish and maintain a Register (as defined below) in or outside Australia on the Issuer's behalf from time to time ("**Registrar**"). Details of additional appointments in respect of a Tranche or Series will be notified in the applicable Pricing Supplement.
Issuing and Paying Agent:	Reserve Bank of Australia or Citigroup Pty Limited (ABN 88 004 325 080), or such other person appointed by the Issuer to act as issuing agent or paying agent on the Issuer's behalf from time to time in Australia in respect of a

Tranche or Series ("**Issuing and Paying Agent**") as will be notified in the applicable Pricing Supplement.

Calculation Agents:	If a Calculation Agent is required for the purpose of calculating any amount or making any determination under a Note, such appointment will be notified in the applicable Pricing Supplement. The Issuer may terminate the appointment of the Calculation Agent, appoint additional or other Calculation Agents or elect to have no Calculation Agent. Where no Calculation Agent is appointed, the calculation of interest, principal and other payments in respect of the relevant Notes will be made by the Issuer.
Agents:	Each Registrar, Issuing and Paying Agent, Calculation Agent and any other person appointed by the Issuer to perform other agency functions with respect to any Tranche or Series of Notes (details of such appointment may be set out in the applicable Pricing Supplement).
Form of Notes:	Notes will be issued in registered uncertificated form and will be debt obligations of the Issuer which are constituted by, and owing under a Second Deed Poll dated 21 December 2016, as amended or supplemented from time to time, or such other deed poll executed by the Issuer as may be specified in an applicable Pricing Supplement (each a "**Deed Poll**"). Notes will take the form of entries on a register ("**Register**") maintained by the Registrar. The Notes of any Series may be described as "Notes", "Bonds", "Instruments" or by any other marketing name specified in the relevant Pricing Supplement. There is no trustee for the holders of Notes.
Status:	The Notes of each Series constitute direct and unsecured obligations of the Issuer ranking *pari passu*, without any preference among themselves, with all other unsecured and unsubordinated obligations of the Issuer.
Negative Pledge:	Notes will have the benefit of a negative pledge, as described and subject to the exceptions set out in Condition 6 ("Negative Pledge").
Issuance in Series:	Notes will be issued in Series. Each Series may comprise one or more Tranches issued on different issue dates. The Notes of each Series will all be subject to identical terms, except that: • the issue date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and • a Series may comprise Notes in more than one denomination. The Notes of each Tranche of a Series are intended to be fungible with the other Tranches of Notes of that Series.
Maturities:	Subject to all applicable laws and directives, Notes may have any maturity as specified in the relevant Pricing Supplement, but not less than 365 days.
Currencies:	Subject to all applicable laws and directives, Notes will be denominated in Australian dollars or such other freely tradeable currency or currencies as may be specified in the relevant Pricing Supplement.
Issue Price:	Notes may be issued at any price on a fully or partly paid basis, as specified in the relevant Pricing Supplement.
Interest:	Notes may be interest bearing or non-interest bearing. Interest (if any) may accrue at a fixed, floating or other variable rate and may vary during the life of a Series.

Denominations: Subject to all applicable laws and directives, Notes will be issued in minimum denominations of A$500,000 or (if a larger principal amount) an integral multiple of such other amount specified in the relevant Pricing Supplement provided that the consideration payable to the Issuer is not less than A$500,000.

Clearing Systems: Notes may be transacted either within or outside any Clearing System (as defined below).

The Issuer may apply to Austraclear Ltd (ABN 94 002 060 773) ("**Austraclear**") for approval for Notes to be traded on the clearing and settlement system operated by it ("**Austraclear System**"). Upon approval by Austraclear, the Notes will be traded through Austraclear in accordance with the rules and regulations of the Austraclear System.

Such approval by Austraclear is not a recommendation or endorsement by Austraclear of such Notes.

Transactions relating to interests in the Notes may also be carried out through the settlement system operated by Euroclear Bank S.A./N.V. ("**Euroclear**"), the settlement system operated by Clearstream Banking S.A. ("**Clearstream, Luxembourg**") or any other clearing system outside Australia specified in the relevant Pricing Supplement (the Austraclear System, Euroclear, Clearstream, Luxembourg and any other clearing system specified in the relevant Pricing Supplement, each a "**Clearing System**").

Interests in the Notes traded in the Austraclear System may be held for the benefit of Euroclear or Clearstream, Luxembourg. In these circumstances, entitlements in respect of holdings of interests in Notes in Euroclear would be held in the Austraclear system by a nominee of Euroclear (currently HSBC Custody Nominees (Australia) Limited) while entitlements in respect of holdings of interests in Notes in Clearstream, Luxembourg would be held in the Austraclear system by a nominee of J.P. Morgan Chase Bank, N.A. as custodian for Clearstream, Luxembourg.

The rights of a holder of interests in a Note held through Euroclear or Clearstream, Luxembourg are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, Luxembourg, the terms and conditions of agreements between Euroclear and Clearstream, Luxembourg and their respective nominee and the rules and regulations of the Austraclear System, be subject to the Corporations Act and the requirements for minimum consideration as set out in the Conditions.

The Issuer will not be responsible for the operation of the clearing arrangements which is a matter for the clearing institutions, their nominees, their participants and the investors.

Title: Entry of the name of a person in the Register in respect of a Note in registered uncertificated form constitutes the obtaining or passing of title to the Note and is conclusive evidence that the person so entered is the registered holder of that Note subject to correction for fraud or proven error.

Title to Notes which are held in a Clearing System will be determined in accordance with the rules and regulations of the relevant Clearing System.

Notes which are held in the Austraclear System will be registered in the name of Austraclear.

No certificates in respect of any Notes will be issued unless the Issuer determines that certificates should be available or it is required to do so

pursuant to any applicable law, regulation or directive.

Title to other Notes which are not lodged in a Clearing System will depend on the form of those Notes as specified in the relevant Pricing Supplement.

Payments: Payments to persons who hold Notes through a Clearing System will be made in accordance with the rules and regulations of the relevant Clearing System.

If Notes are not lodged in a Clearing System, then payments in respect of those Notes will be made to the account of the registered holder noted in the Register as at 5:00 p.m. in the place where the Register is maintained on the relevant Record Date. If no account is notified, then payments will be made by cheque mailed on the Business Day immediately preceding the relevant payment date to the registered holder at its address appearing on the Register on the Record Date or in such other manner as the Issuer considers appropriate.

The Record Date is 5:00 p.m. in the place where the Register is maintained on the eighth calendar day before a payment date or such other period specified in the relevant Pricing Supplement.

Selling Restrictions: The offer, sale and delivery of Notes and the distribution of this Information Memorandum and other material in relation to any Notes are subject to such restrictions as may apply in any country in connection with the offer and sale of a particular Tranche or Series of Notes. In particular, restrictions on the offer, sale or delivery of Notes in Australia, the United States of America, the United Kingdom, Japan, Hong Kong and Singapore are set out in the section entitled "Selling Restrictions" below.

Restrictions on the offer, sale and/or distribution of Notes may also be set out in the relevant Pricing Supplement.

Transfer Procedure: Notes may only be transferred in whole and in accordance with the Conditions.

In particular, Notes may only be transferred if:

(a) in the case of Notes to be transferred in, or into, Australia:

(i) the offer or invitation giving rise to the transfer is for an aggregate consideration of at least A$500,000 (or its equivalent in an alternative currency and, in either case, disregarding moneys lent by the transferor or its associates to the transferee) or does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act;

(ii) the transfer is not to a "retail client" for the purposes of section 761G of the Corporations Act; and

(iii) the transfer complies with Banking (Exemption) Order No. 82 as if it applied to the Issuer *mutatis mutandis* (and which, as at the date of this Information Memorandum, requires all offers and transfers of any parcels of Notes to be for an aggregate principal amount of not less than A$500,000); and

(b) at all times, the transfer complies with all applicable laws and directives of the jurisdiction where the transfer takes place.

Transfers of Notes held in a Clearing System will be made in accordance with

the rules and regulations of the relevant Clearing System.

Stamp duty:

Any stamp duty incurred on a transfer of Notes will be for the account of the relevant investors.

As at the date of this Information Memorandum, no *ad valorem* stamp duty is payable in any Australian State or Territory on the issue, transfer or redemption of the Notes. However, investors are advised to seek independent advice regarding any stamp duty or other taxes imposed by another jurisdiction upon the issue, transfer or redemption of Notes, or interests in Notes, in any jurisdiction.

Taxation:

Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and regulations applicable thereto.

As at the date of this Information Memorandum, payments of principal, interest and other amounts by the Issuer to the Registrar on any Note to be issued under the Programme are not subject to, and may be made without withholding or deduction for, or on account of, any tax or duty of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any authority thereof having power to tax.

Payments in respect of the Notes will be made without gross-up for any present or future taxes, duties, assessments or governmental charges whatsoever.

A brief overview of the Australian taxation treatment of payments of interest on Notes is set out in the section entitled "Australian Taxation" below.

Investors should obtain their own taxation and other applicable advice regarding the taxation and other fiscal status of investing in Notes.

Listing:

An application may be made for Notes to be issued pursuant to the Programme to be listed on the ASX or on any other stock or securities exchange (in accordance with applicable laws and directives). Notes which are listed on the ASX will not be transferred through or registered on the Clearing House Electronic Subregister System ("**CHESS**") operated by ASX Settlement Pty Limited (ABN 49 008 504 532) and will not be "Approved Financial Products" for the purposes of that system. Interest in the Notes will instead be held in, and transferable through, the Austraclear System.

The applicable Pricing Supplement in respect of the issue of any Tranche of Notes will specify whether or not such Notes will be quoted on the ASX or any other stock or securities exchange.

Governing law:

The Notes and all related documentation will be governed by the laws of New South Wales.

Use of Proceeds:

The net proceeds of any issue of Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Rating:

As at the date of this Information Memorandum this Programme has been rated AAA by S&P Global Ratings, a division of the McGraw-Hill Companies, Inc., AAA by Fitch, Inc. and Aaa by Moody's Investors Service, Inc.

A credit rating is not a recommendation to buy, sell or hold Notes and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency.

Credit ratings are for distribution only to a person (a) who is not a "retail client"

within the meaning of section 761G of the Corporations Act and is also a sophisticated investor, professional investor or other investor in respect of whom disclosure is not required under Parts 6D.2 or 7.9 of the Corporations Act, and (b) who is otherwise permitted to receive credit ratings in accordance with applicable law in any jurisdiction in which the person may be located. Anyone who is not such a person is not entitled to receive this Information Memorandum and anyone who receives this Information Memorandum must not distribute it to any person who is not entitled to receive it.

Investors to obtain independent advice with respect to investment and other risks:

This Information Memorandum does not describe all of the risks of an investment in any Notes. Prospective investors should consult their own professional, financial, legal and tax advisers about risks associated with an investment in any Notes and the suitability of investing in the Notes in light of their particular circumstances.

ASIAN DEVELOPMENT BANK

The Asian Development Bank ("**ADB**") is a multilateral development bank established in 1966 under the Agreement Establishing the Asian Development Bank (the "**Charter**") and owned by its member states. ADB's main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

Purposes and Functions of ADB

The vision of ADB is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources ("**OCR**") and special operations are financed from special funds resources, most of which are contributed by members. Under the Charter, ADB's ordinary capital resources and special funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees and makes equity investments. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilises financial resources through its cofinancing operations tapping official, commercial and export credit sources to maximise the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the Asian Development Bank Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organisations engaged in development activities.

On 29 April 2015, the Board of Governors adopted the resolution authorizing the termination of the lending operations of the Asian Development Fund ("**ADF**"), the concessional lending window of ADB, and the transfer of ADF loans and certain other assets to OCR effective 1 January 2017. The new initiative will expand ADB's lending capacity—particularly to poor countries and the private sector, enhance ADB's risk-bearing capacity, and strengthen its readiness to respond to future economic crises and natural disasters. Currently, OCR loans are provided to middle-income countries at market-based rates. After the transfer, lower income countries currently eligible for ADF loans will continue to receive concessional loans from the expanded OCR on the same terms and conditions as current ADF loans, and the ADF will be retained as a grant-only operation providing assistance to eligible countries.

The Charter

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organisation, authorises the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorised capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialised agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorised which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

Legal Status, Privileges and Immunities

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarised below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

Taxation

The Charter provides that the Notes and the interest thereon are not subject to any tax by a member of ADB (a) which tax discriminates against the Notes solely because they are issued by ADB, or (b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by ADB. Also, under the Charter, ADB is exempt from any obligation imposed by a member of ADB for the payment, withholding or collection of any tax or duty on the Notes. Accordingly, payments on the Notes will be made to the Calculation and Paying Agent without deduction in respect of such tax or duty. However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as ADB's Calculation and Paying Agent.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties imposed by any member.

ADB Rating

ADB has been assigned an AAA credit rating from S&P Global Ratings, an Aaa credit rating from Moody's Investors Service and an AAA credit rating from Fitch Ratings.

The ratings mentioned above are accurate as of the date of this Information Memorandum. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Recent Developments

On 4 May 2016, ADB's Board of Governors approved the following with respect to its 2015 reported net income of U.S.$537.1 million after appropriation of guarantee fees to the special reserve:

(a) U.S.$43.3 million, representing the adjustment to the loan loss reserve as of 31 December 2015, be added from the loan loss reserve to the net income;

(b) U.S.$212.7 million, representing the ASC 815/825 adjustments and the unrealised portion of net income from equity investments accounted for under the equity method for the year ended 31 December 2015, be added to the cumulative revaluation adjustments account;

(c) U.S.$207.7 million be allocated to the ordinary reserve;

(d) U.S.$120.0 million be allocated to the Asian Development Fund; and

(e) U.S.$40.0 million be allocated to the Technical Assistance Special Fund.

On 12 December 2016, Ingrid van Wees succeeded Thierry de Longuemar as Vice-President for Finance and Risk Management.

Terms and Conditions of the Notes

The following are the Terms and Conditions of the Notes which, as amended, supplemented, modified or replaced in relation to any Notes by the relevant Pricing Supplement, will be applicable to each Series of Notes. References to the "Pricing Supplement" in these conditions do not limit the provisions which may be supplemented, amended, modified or replaced by the Pricing Supplement in relation to a particular Series of Notes.

The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

The Notes will be unsecured debt obligations of the Issuer owing under the Deed Poll and will take the form of entries in the Register. A copy of the Deed Poll is available for inspection by Noteholders during normal business hours at the offices of the Arrangers specified in this Information Memorandum as amended or supplemented from time to time.

Each Tranche will be the subject of a Pricing Supplement, copies of which are available for inspection by the holder of any Note of such Tranche at the offices of the Lead Manager.

Each Noteholder and any person claiming through or under a Noteholder is deemed to have notice of and is bound by these Terms and Conditions, the Deed Poll, the Information Memorandum and the Agency Agreement.

1 Interpretation

1.1 Definitions

The following words have these meanings in these terms and conditions unless the contrary intention appears:

Agency Agreement means:

(a) the agreement entitled "Registry Services Agreement" and dated 15 September 1998, between the Issuer and Reserve Bank of Australia;

(b) the agreement entitled "Agency and Registry Services Agreement" and dated 2 July 2012, between the Issuer and Citigroup Pty Limited (ABN 88 004 325 080);

(c) any other agreement between the Issuer and a Registrar in relation to the establishment and maintenance of a Register (and/or the performance of any payment or other duties) for any issue of Notes; and/or

(d) any other agency agreement between the Issuer and an Agent in connection with any issue of Notes;

Agent means each of the Registrar, the Issuing and Paying Agent, the Calculation Agent and any additional agent appointed under an Agency Agreement, or any of them as the context requires;

Amortised Face Amount means in relation to a non-interest bearing Note, an amount equal to the sum of:

(a) the Issue Price specified in the Pricing Supplement; and

(b) the product of the Amortisation Yield specified in the Pricing Supplement (compounded as set out in the Pricing Supplement) being applied to the Issue Price from (and including) the Issue Date specified in the Pricing Supplement to (but

excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and repayable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of the Day Count Fraction specified in the Pricing Supplement for the purposes of this definition;

Applicable Business Day Convention means the Business Day Convention specified in the Pricing Supplement as applicable to any date in respect of the Note or, if none is specified, the Applicable Business Day Convention for such purpose is the Following Business Day Convention. Different Business Day Conventions may apply, or be specified in relation to, the Interest Payment Dates, Interest Period End Dates and any other date or dates in respect of any Notes;

Austraclear means Austraclear Ltd (ABN 94 002 060 773);

Austraclear Regulations means the regulations known as the "Austraclear Regulations", together with any instructions or directions, (as amended or replaced from time to time) established by Austraclear to govern the use of the Austraclear System and binding on the participants of that system;

Austraclear System means the clearing and settlement system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system;

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in such place(s) as may be specified in the relevant Pricing Supplement;

Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the Pricing Supplement in relation to any date applicable to any Note, have the following meanings:

(a) **Following Business Day Convention** means that the date is postponed to the first following day that is a Business Day;

(b) **Modified Following Business Day Convention** or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day; and

(c) **Preceding Business Day Convention** means that the date is brought forward to the first preceding day that is a Business Day;

Calculation Agent means, in respect of a Series, the entity specified as such (if any) in the relevant Pricing Supplement as the party responsible for calculating the Interest Rate and other amounts required to be calculated under these Terms and Conditions;

Charter means the Agreement Establishing the Asian Development Bank;

Clearing System means:

(a) the Austraclear System; or

(b) any other clearing system outside Australia specified in the Pricing Supplement;

Condition means the correspondingly numbered condition in these Terms and Conditions.

Corporations Act means the Corporations Act 2001 of Australia.

Day Count Fraction means, in respect of the calculation of an amount for any period of time ("**Calculation Period**"), the day count fraction specified in the Pricing Supplement and:

(a) if "**Actual/Actual**" is specified, means the actual number of days in the Calculation Period divided by 365 or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i) the actual number of days in the portion of the Calculation Period falling in a leap year divided by 366; and

(ii) the actual number of days in the portion of the Calculation Period falling in a non-leap year divided by 365;

(b) if "**Actual/365 (Fixed)**" is specified, means the actual number of days in the Calculation Period divided by 365;

(c) if "**Actual/360**" is specified, means the actual number of days in the Calculation Period divided by 360;

(d) if "**30/360**" or "**Bond Basis**" is specified, means the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30;

(e) if "**30E/360**" or "**Eurobond Basis**" is specified, means the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D_2 will be 30; and

(f) if "**RBA Bond Basis**" is specified, means one divided by the number of Interest Payment Dates in a year (or where the Calculation Period does not constitute an Interest Period, the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365));

Deed Poll means:

(g) the deed poll entitled "Second Deed Poll" dated 21 December 2016; and

(h) such other deed poll that supplements, amends, restates, modifies or replaces the deed poll referred to above, or which is otherwise acknowledged in writing to be a deed poll for the purposes of the Programme,

in each case, executed by the Issuer;

Denomination means the notional face value of a Note specified in the Pricing Supplement;

Early Termination Amount means in relation to a Note, the Outstanding Principal Amount or, if the Note is non-interest bearing, the Amortised Face Amount or such other redemption amount as may be specified in, or determined in accordance with the Pricing Supplement;

Event of Default has the meaning given to it in Condition 9 ("Event of Default");

Extraordinary Resolution has the meaning given to it in the Meeting Provisions;

Information Memorandum means, in relation to a Note:

(a) the Information Memorandum dated 21 December 2016 or the then latest information memorandum which replaces the document; or

(b) the information memorandum or other offering document referred to in the Pricing Supplement,

in each case, prepared by, or on behalf of, and approved in writing by, the Issuer in connection with the issue of Notes and all documents incorporated by reference in it, including any applicable Pricing Supplement and any other applicable amendments or supplements to it;

Interest Accrual Period means, in respect of an Interest Period, each successive period beginning on and including an Interest Period End Date and ending on but excluding the next succeeding Interest Period End Date during that Interest Period provided that the first Interest Accrual Period commences on and includes the Interest Commencement Date and the final Interest Accrual Period ends on but excludes the date of final maturity;

Interest Commencement Date means the date of issue of the Notes as specified in the Pricing Supplement or such other date as may be specified as such in the Pricing Supplement;

Interest Payment Date means the date or dates specified as such in, or determined in accordance with the provisions of, the Pricing Supplement and adjusted, if necessary, in accordance with the Applicable Business Day Convention;

Interest Period End Date means the dates specified as such in, or determined in accordance with the provisions of, the Pricing Supplement as adjusted, if necessary, in accordance with the Applicable Business Day Convention or, if no date or dates are specified in the Pricing Supplement, means the dates which correspond with the Interest Payment Dates in respect of the Notes;

Interest Period means each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date provided that the first Interest Period commences on and includes the Interest Commencement Date and the final Interest Period ends on but excludes the date of final maturity;

Interest Rate means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Notes specified in the Pricing Supplement, or calculated or determined in accordance with the Terms and Conditions and the Pricing Supplement and subject, at all times, if any such rate is below zero, that such rate will be deemed to be zero, unless otherwise stated in the Pricing Supplement;

Issue Date means, in respect of a Note, the date on which the Note is, or is to be, issued and as may be specified in, or determined in accordance with, the Pricing Supplement;

Issue Price means the price as set out in the Pricing Supplement;

Issuer means Asian Development Bank;

Issuing and Paying Agent means:

(a) Reserve Bank of Australia;

(b) Citigroup Pty Limited (ABN 88 004 325 080); and/or

(c) any other person appointed by the Issuer under an Agency Agreement and specified in the relevant Pricing Supplement to perform issue and paying agency functions on the Issuer's behalf with respect to a Series or Tranche of Notes;

Lead Manager means the Lead Manager specified in the Pricing Supplement;

Maturity Date means, in respect of a Note, the date specified in, or determined in accordance with, the Pricing Supplement;

Maturity Redemption Amount means in relation to a Note, the Outstanding Principal Amount or such other redemption amount as may be specified in, or calculated, or determined in accordance with the Pricing Supplement;

Maximum Interest Rate means the Maximum Interest Rate specified in, or calculated, or determined in accordance with the Pricing Supplement;

Meeting Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders and set out in a schedule to the Deed Poll;

Minimum Interest Rate means the Minimum Interest Rate specified in, or calculated, or determined in accordance with the Pricing Supplement;

Note means medium term note being a debt obligation specified in an applicable Pricing Supplement and issued or to be issued by the Issuer which is constituted by, and owing under, the Deed Poll to a Noteholder, the details of which are recorded in, and evidenced by entry in, the Register. References to any particular type of "Note" or "Notes" shall be read and construed accordingly. All references to Notes must, unless the context otherwise requires, be read and construed as references to the Notes of a particular Series;

Noteholder means a person whose name is for the time being entered in the Register as the holder of a Note or, where a Note is owned jointly by one or more persons, the persons whose names appear in the Register as the joint owners of that Note;

Ordinary Resolution has the meaning given to it in the Meeting Provisions;

Outstanding Principal Amount means, in relation to a Note, the principal amount outstanding on that Note from time to time;

Pricing Supplement means, in respect of a Tranche, the supplement specifying the relevant issue details to that Tranche and which may be substantially in the form set out in the Information Memorandum, duly completed and signed by the Issuer;

Programme means the Issuer's uncommitted programme for the issuance of Notes described in the Information Memorandum;

Record Date means 5:00 p.m. in the place where the Register is maintained on the date which is the eighth calendar day before the relevant date for payment or any other date so specified in the Pricing Supplement;

Register means, in respect of a Series, a register, including any branch register, of Noteholders established and maintained by the Issuer, or by a Registrar on its behalf under an Agency Agreement, in which is entered the names and addresses of Noteholders whose Notes are carried on that register, the amount of Notes held by each Noteholder and the Tranche, Series and date of issue and transfer of those Notes, and any other particulars which the Issuer sees fit;

Registrar means:

(a) Reserve Bank of Australia;

(b) Citigroup Pty Limited (ABN 88 004 325 080); and/or

(c) any other person appointed by the Issuer under an Agency Agreement to establish and maintain the Register for that Series on the Issuer's behalf from time to time;

Resolution means an Extraordinary Resolution or Ordinary Resolution, as the context requires;

Security Record has the meaning given in the Austraclear Regulations;

Series means a Tranche or Tranches of Notes which are identical, except that:

(a) the Issue Date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and

(b) a Series may comprise Notes in more than one denomination; and

Tranche means Notes which are issued on the same Issue Date and the terms of which are identical in all respects (except that a Tranche may comprise Notes in more than one denomination).

1.2 Interpretation

Unless the contrary intention appears, a reference in these terms and conditions to:

(a) these terms and conditions is a reference to these terms and conditions as modified, supplemented or replaced by the Pricing Supplement;

(b) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(c) a document (including these terms and conditions) includes any variation or replacement of it;

(d) a "**law**" includes common law, principles of equity, decree and any statute or other law made by any parliament (and a statute or other law made by parliament includes any regulation and other instrument under it and any consolidation, amendment, re-enactment or replacement of it);

(e) a "**directive**" includes a treaty, official directive, request, regulation, guideline or policy (whether or not having the force of law) with which responsible participants in the relevant market generally comply;

(f) "**Australian Dollars**", "**A$**" or "**dollars**" is a reference to the lawful currency of the Commonwealth of Australia;

(g) a time of day is a reference to Sydney time;

(h) a "**person**" includes an individual, corporation, company, firm, tribunal, undertaking, association, organisation, partnership, joint venture, trust, limited liability company, an unincorporated organisation or government or any agency, instrumentality or political subdivision thereof, in each case whether or not being a separate legal entity;

(i) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns; and

(j) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(k) a reference to the "**Corporations Act**" is to the Corporations Act 2001 of Australia;

(l) any thing (including any amount) is a reference to the whole and each part of it; and

(m) the words "**including**", "**for example**" or "**such as**" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

1.3 References to particular terms

Unless the contrary intention appears, in these terms and conditions:

(a) a reference to an Agency Agreement is a reference to each Agency Agreement applicable to the Notes of the relevant Series;

(b) a reference to an Agent is a reference to each Agent appointed to act in respect of Notes of the relevant Series;

(c) a reference to the Deed Poll is a reference to the Deed Poll applicable to the Notes of the relevant Series;

(d) a reference to a Note is a reference to a Note of a particular Series specified in the Pricing Supplement;

(e) a reference to a Noteholder is a reference to the holder of Notes of a particular Series;

(f) a reference to a Pricing Supplement is a reference to the Pricing Supplement applicable to the Notes of the particular Tranche specified in that Pricing Supplement; and

(g) a reference to a particular date is a reference to that date adjusted in accordance with the applicable Business Day Convention.

1.4 Number

The singular includes the plural and vice versa.

1.5 Headings

Headings are inserted for convenience and do not affect the interpretation of these terms and conditions.

1.6 Terms defined in Pricing Supplement

Terms which are defined in the Pricing Supplement as having a defined meaning have the same meaning when used in these terms and conditions but if the Pricing Supplement gives no meaning or specifies that the definition is "Not Applicable", then that definition is not applicable to the Notes.

2 Introduction

2.1 Programme

Notes are issued under the Programme.

2.2 Pricing Supplement

(a) Notes are issued in Series. A Series may comprise one or more Tranches having one or more Issue Dates and on conditions otherwise identical (other than, to the extent relevant, in respect of the Issue Price, Issue Date and Interest Commencement Date).

(b) The Issuer will issue Notes on the terms set out in these terms and conditions as supplemented, amended, modified or replaced by the Pricing Supplement applicable to those Notes. If there is any inconsistency between these terms and conditions and the Pricing Supplement, the Pricing Supplement prevails.

(c) Copies of the Pricing Supplement are available for inspection or upon request by a Noteholder or prospective Noteholder during normal business hours at the office of the Issuer or the Registrar or are otherwise available on reasonable request from the Issuer or the Registrar.

2.3 Issue restrictions

Unless otherwise specified in the Pricing Supplement, Notes may only be offered (directly or indirectly) for issue, or applications invited for the issue of Notes, if:

(a) where the offer or invitation is made in, or into, Australia:

(i) the aggregate consideration payable to the Issuer by the relevant subscriber is at least A$500,000 (or its equivalent in an alternative currency and, in either case, disregarding moneys lent by the Issuer or its associates to the subscriber) or the offer or invitation (including any resulting issue) does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act;

(ii) the offer or invitation (including any resulting issue) does not constitute an offer to a "retail client" as defined for the purposes of section 761G of the Corporations Act; and

(iii) the offer or invitation (including any resulting issue) complies with the Banking (Exemption) Order No. 82 dated 23 September 1996 promulgated by the Assistant Treasurer of Australia as if it applied to the Issuer *mutatis mutandis*; and

(b) at all times, the offer or invitation (including any resulting issue) complies with all applicable laws and directives in the jurisdiction in which the offer, invitation or issue takes place.

2.4 Denomination

Notes are issued in such Denomination(s) as specified in the Pricing Supplement.

2.5 Currency

Subject to compliance with all applicable legal and regulatory requirements, Notes may be denominated in Australian dollars or such other freely transferable and freely available currency or currencies as specified in the Pricing Supplement.

2.6 Clearing Systems

If the Notes are held in a Clearing System, the rights of a person holding an interest in the Notes lodged in the Clearing System are subject to the rules and regulations of the Clearing System. The Issuer is not responsible for anything the Clearing System does or omits to do.

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3 Form and title

3.1 Constitution under Deed Poll

The Notes are debt obligations of the Issuer owing under the Deed Poll and issued in registered uncertificated form by entry in the Register. Each entry in the Register constitutes a separate and individual acknowledgment to the relevant Noteholder of the indebtedness of the Issuer to the relevant Noteholder.

3.2 Independent obligations

The obligations of the Issuer in respect of each Note constitute separate and independent obligations which the Noteholder to whom those obligations are owed is entitled to enforce without having to join any other Noteholder or any predecessor in title of a Noteholder.

3.3 Register conclusive

Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the registered owner of the Note subject to correction for fraud or proven error. No Note will be registered in the name of more than 4 persons. A Note registered in the name of more than one person is held by those persons as joint tenants. Notes will be registered by name only without reference to any trusteeship. The person registered in the Register as a Noteholder of a Note will be treated by the Issuer and the Registrar as absolute owner of that Note and neither the Issuer nor the Registrar is, except as ordered by a court or as required by statute, obliged to take notice of any other claim to a Note.

3.4 Holder absolutely entitled

Upon a person acquiring title to any Note by virtue of becoming registered as the owner of that Note, all rights and entitlements arising by virtue of the Deed Poll in respect of that Note vest absolutely in the registered owner of the Note, such that no person who has previously been registered as the owner of the Note has or is entitled to assert against the Issuer or the Registrar or the registered owner of the Note for the time being and from time to time any rights, benefits or entitlements in respect of the Note.

3.5 Location of Register

The Register will be established and maintained in Sydney unless otherwise agreed with the Registrar.

3.6 No certificates

No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to a Note unless the Issuer determines that certificates should be made available or it is required to do so pursuant to any applicable law or directive.

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4 Transfers

4.1 Transfer

Noteholders may only transfer Notes in accordance with these terms and conditions.

4.2 Transfers in whole

Notes may be transferred in whole but not in part.

4.3 Conditions of transfer

Notes may only be transferred if:

(a) in the case of Notes to be transferred in, or into, Australia, the offer or invitation giving rise to the transfer:

  (i) is for an aggregate consideration payable to the transferor by the relevant subscriber is at least A$500,000 (or its equivalent in an alternative currency and, in either case, disregarding moneys lent by the transferor or its associates to the subscriber) or the offer or invitation (including any resulting issue) does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act;

  (ii) does not constitute an offer or invitation to a "retail client" as defined for the purposes of section 761G of the Corporations Act; and

(iii) the transfer complies with Banking (Exemption) Order No. 82 dated 23 September 1996 promulgated by the Assistant Treasurer of Australia as if it applied to the Issuer *mutatis mutandis*; and

(b) at all times, the transfer complies with all applicable laws and directives of the jurisdiction where the transfer takes place.

4.4 Transfer procedures

(a) Interests in Notes held in a Clearing System will be transferable only in accordance with the rules and regulations of that Clearing System. If a Note is lodged in the Austraclear System, neither the Issuer nor the relevant Registrar will recognise any such interest other than the interest of Austraclear as the Noteholder while that Note is lodged in the Austraclear System.

(b) Application for the transfer of Notes not held in a Clearing System must be made by the lodgment of a transfer form with the Registrar at its office. Transfer forms must be in the form available from the Issuer or the Registrar (or such other person as may be specified in a Pricing Supplement) and:

(i) each transfer form must be:

(A) duly completed and stamped (if applicable);

(B) accompanied by any evidence the Registrar may require to establish that the transfer form has been duly executed; and

(C) signed by, or on behalf of, both the transferor and the transferee; and

(ii) transfers will be registered without charge provided taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

4.5 Austraclear as Noteholder

If Austraclear is recorded in the Register as the Noteholder, each person in whose Security Record a Note is recorded is taken to acknowledge in favour of the Issuer, the Registrar and Austraclear that:

(a) the Registrar's decision to act as the Registrar of that Note is not a recommendation or endorsement by the Registrar or Austraclear in relation to that Note, but only indicates that the Registrar considers that the holding of the Note is compatible with the performance by it of its obligations as Registrar under the Agency Agreement; and

(b) the Noteholder does not rely on any fact, matter or circumstance contrary to paragraph (a).

4.6 Restrictions on transfers

Transfers of Notes which are not lodged in a Clearing System cannot be made between a Record Date and the relevant Interest Payment Date if a redemption of such Note is to occur during that period in accordance with these Conditions.

4.7 Effect of transfer

Upon registration and entry of the transferee in the Register the transferor ceases to be entitled to future benefits under these Conditions in respect of the transferred Note and the transferee becomes so entitled in accordance with Condition 3.3 ("Register conclusive").

4.8 CHESS

Notes which are listed on the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691) will not be transferred through, or registered on, the Clearing House Electronic Subregister System operated by ASX Settlement Pty Limited (ABN 49 008 504 532) and will not be "Approved Financial Products" for the purposes of that system.

4.9 Estates

A person becoming entitled to a Note as a consequence of the death or bankruptcy of a Noteholder or of a vesting order or a person administering the estate of a Noteholder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the Note or, if so entitled, become registered as the holder of the Note.

4.10 Unincorporated associations

A transfer to an unincorporated association is not permitted and a purported transfer to an unincorporated association is not effective.

4.11 Transfer of unidentified Notes

Where the transferor executes a transfer of less than all Notes of the relevant Tranche or Series registered in its name, and the specific Notes to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such Notes of the relevant Tranche or Series registered in the name of the transferor as the Registrar thinks fit, provided the aggregate principal amount of the Notes registered as having been transferred equals the aggregate principal amount of the Notes expressed to be transferred in the transfer.

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5 Status

The Notes of each Series constitute direct and unsecured obligations of the Issuer ranking *pari passu*, without any preference among themselves, with all other unsecured and unsubordinated obligations of the Issuer.

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6 Negative Pledge

So long as any Notes shall be outstanding and payment thereof shall not have been made or duly provided for, the Issuer will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any notes, bonds or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by the Issuer for money borrowed (other than purchase money mortgages and pledges or liens on property purchased by the Issuer as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and rateably with such other notes, bonds or evidences of indebtedness.

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7 Interest

7.1 Interest

Notes may be interest-bearing or non interest-bearing, as specified in the Pricing Supplement.

7.2 Interest-bearing Notes

Notes which are specified in the Pricing Supplement as being interest bearing bear interest from their Interest Commencement Date at the Interest Rate and such interest is payable in arrear on each Interest Payment Date.

Interest accrues from the Interest Commencement Date on the Outstanding Principal Amount. Interest will cease to accrue on the date of final maturity of a Note unless payment of any principal amount is improperly withheld or refused or if default is otherwise made in respect of payment thereof in which case interest continues to accrue on such principal amount (as well after as before any demand or judgment) at the Interest Rate then applicable up to but excluding the date on which the relevant payment is made.

7.3 Non-interest bearing Notes

If any Maturity Redemption Amount or Early Termination Amount in respect of any Note which is non-interest bearing is not paid when due, interest shall accrue on the overdue amount at a rate per annum (expressed as a percentage per annum) equal to the Amortisation Yield specified in, or determined in accordance with the provisions of, the Pricing Supplement.

7.4 Calculations and adjustments

The amount of interest payable in respect of any interest-bearing Note for any period is calculated by multiplying the product of the Interest Rate and the Outstanding Principal Amount by the Day Count Fraction, save that if the Pricing Supplement specifies an amount in respect of such period, the amount of interest payable in respect of such Note for such period is equal to such specified amount. Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period is the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

If any Maximum Interest Rate or Minimum Interest Rate is specified in the relevant Pricing Supplement, then the Interest Rate will not in any event exceed the maximum or be less than the minimum so specified. The Minimum Interest Rate shall not be less than zero and if no Minimum Interest Rate is specified in the relevant Pricing Supplement, the minimum Interest Rate shall be zero.

For the purposes of any calculations referred to in these terms and conditions and unless otherwise specified in these terms and conditions or the Pricing Supplement:

(a) all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.);

(b) all figures must be rounded to five decimal places (with 0.000005 being rounded up to 0.00001); and

(c) all amounts used in or resulting from such calculations will be rounded (with one half cent being rounded up) to:

    (i) in the case of Australian dollars, one cent; and

    (ii) in the case of any other currency, the lowest amount of that currency available as legal tender in the country of that currency.

7.5 Calculation Agent

As soon as practicable after the relevant time on such date as these Terms and Conditions or the relevant Pricing Supplement may require any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount, or any other amount to be calculated, any quote to be obtained or any determination or calculation to be made by the Calculation Agent, the Calculation Agent will determine the Interest Rate in respect of each denomination of the Notes for the relevant Interest Accrual Period, Interest Period or Interest Payment Date, calculate the Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount or other amount, obtain such quote or make such determination or calculation, as the case may be, and cause the Interest Rate for each Interest Accrual Period, Interest Period or Interest Payment Date and, if required to be calculated, any Amortised Face Amount, Early

Termination Amount, Maturity Redemption Amount or other amount, to be notified to the Registrar, the Issuer and the Australian Securities Exchange (if the Notes are listed on the Australian Securities Exchange) as soon as possible after their determination but in no event later than 5:00 p.m. on the Business Day on which such calculation is made. The Calculation Agent must obtain relevant quotes from appropriate banks or reference agents or obtain information from such other sources as are specified in these Terms and Conditions or the Pricing Supplement or, failing which, as the Calculation Agent deems appropriate.

The calculations and determinations made by the Calculation Agent shall, in the absence of manifest error, be final and binding on the parties.

8 Redemption and purchase

8.1 Redemption on maturity

Unless previously redeemed, or purchased and cancelled or unless such Note is stated in the Pricing Supplement as having no fixed maturity date, each Note shall be redeemed on maturity at its Maturity Redemption Amount.

8.2 Purchase of Notes

The Issuer may at any time purchase Notes in the open market or otherwise and at any price. All unmatured Notes purchased in accordance with this Condition 8.2 may be held, resold, re-issued or cancelled at the discretion of the Issuer subject to compliance with all legal and regulatory requirements.

9 Event of Default

With respect to a Series of Notes, the Issuer shall default in the payment of the principal of, or premium (if any) or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for, any bonds (including the Notes), notes or similar obligations which shall have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of 90 days ("**Event of Default**"), then at any time thereafter and during the continuance of such default the Noteholder of such Series may deliver or cause to be delivered by written notice to the Issuer at its principal office (with a copy to the Registrar), effective upon receipt by the Registrar, that such Noteholder elects to declare the Early Termination Amount (together with all accrued interest (if any)) applicable to each Note of such Series held by the Noteholder to be due and payable and, on the 30th day after such notice shall be so delivered, such amount shall become due and payable, unless prior to that time all such Events of Default theretofore existing shall have been cured. Should the Issuer fail to redeem the Notes when due, interest shall not cease to accrue but continue to accrue until the actual redemption of the Notes but not beyond the 15th day after the necessary funds for redemption have been provided to the Issuing and Paying Agent.

10 Payments

10.1 Payment of principal and interest

Payments of principal and interest in respect of a Note will be made to each person registered at 5:00 p.m. on the Record Date as the Noteholder of that Note (or the first person to be registered in the case of joint holders).

10.2 Payments to accounts

Payments in respect of each Note will be made in Australia, unless prohibited by law, and

(a) if the Note is held in the Austraclear System, by crediting on the payment date, the amount due to:

(i) the account of Austraclear (as the Noteholder) in Australia previously notified to the Issuer and the Registrar; or

(ii) if requested by Austraclear, the accounts in Australia of the persons in whose Security Record a Note is recorded as previously notified by Austraclear to the Issuer and the Registrar in accordance with Austraclear Regulations; and

(b) if the Note is not held in the Austraclear System, by crediting on the payment date, the amount then due under each Note to an account in Australia previously notified by the Noteholder to the Registrar.

If a payment in respect of the Note is prohibited by law from being made in Australia, such payment will be made in an international financial centre for the account of the relevant payee, and on the basis that the relevant amounts are paid in immediately available funds, freely transferable at the order of the payee.

10.3 Payments by cheque

If the Noteholder has not notified the Registrar of an account to which payment to it must be made by close of business on the Record Date, payments in respect of the Note will be made in Australia by cheque drawn on a bank in Australia sent by prepaid post on, or on the Business Day immediately before, the payment date, at the risk of the registered Noteholder, to the Noteholder (or to the first named of joint holder of the Note) at its address appearing in the Register as at the close of business on the Record Date. Cheques sent to the nominated address of a Noteholder are taken to have been received by the Noteholder on the payment date and, no further amount is payable by the Issuer in respect of the Notes as a result of the Noteholder not receiving payment on the due date.

10.4 Payments to the Registrar

Unless otherwise agreed between the Issuer and the Registrar, the Issuer must pay amounts due under each Note to a bank account in Sydney in the name of the Issuer operated by the Registrar.

10.5 Payment constitutes release

Any payment made by or on behalf of the Issuer to the Registrar for the account of a person whose name is, at the time such payment is made, inscribed in the Register as the holder of a Note constitutes for all purposes an absolute and unconditional release and discharge of the Issuer, to the extent of such payment, of all obligations and indebtedness in respect of the Note in relation to which the payment was made.

10.6 Payments on Non-Business Days

If a payment is due under a Note on a day which is not a Business Day then the due date for payment is adjusted in accordance with the Applicable Business Day Convention and the Noteholder is not entitled to any additional payment in respect of any such delay.

10.7 General Payments Provision

Each payment (whether in respect of principal, interest or otherwise) will be subject to any fiscal or other laws and directives applicable thereto.

10.8 Currency indemnity

The Issuer waives any right it has in any jurisdiction to pay an amount other than in the currency in which it is due. However, if a Noteholder receives an amount in a currency other than that in which it is due:

(a) it may convert the amount received into the due currency (even though it may be necessary to convert through a third currency to do so) on the day and at such rates (including spot rate, same day value rate or value tomorrow rate) as it reasonably considers appropriate. It may deduct its usual costs in connection with the conversion; and

(b) the Issuer satisfies its obligation to pay in the due currency only to the extent of the amount of the due currency obtained from the conversion after deducting the costs of the conversion.

11 Further issues

The Issuer may from time to time, without the consent of any Noteholder, issue further Notes having the same terms and conditions as the Notes of any Series in all respects (or in all respects except for the first payment of interest, if any, on them and/or their denomination) so that such further issue shall be consolidated and so form a single Series with the Notes of that Series.

12 Time limit for claims

A claim against the Issuer for a payment under a Note is void unless such claim is made within:

(a) 5 years of the relevant Interest Payment Date in the case of a claim in respect of the payment of interest provided that if the Issuer has not made provision for full payment of such interest to be made on the relevant Interest Payment Date, such claim must be made within 5 years of such later date on which provision for full payment has been made by the Issuer; or

(b) 5 years of the relevant Maturity Date in the case of a claim in respect of the payment of principal provided that if the Issuer has not made provision for full payment of such principal to be made on the relevant Maturity Date, such claim must be made within 5 years of such later date on which provision for full payment has been made by the Issuer.

13 Notices

13.1 To the Issuer and the Agents

All notices and other communications in connection with a Note to the Issuer or an Agent must be in writing and may be given by prepaid post or delivery to the address of the addressee as agreed between those parties from time to time or as specified in the Information Memorandum or the relevant Pricing Supplement.

13.2 To Noteholders

All notices and other communications in connection with a Note to the Noteholder must be in writing and may be given by any of the following means:

(a) an advertisement published in *The Australian Financial Review* or *The Australian*;

(b) if the Pricing Supplement specifies an additional or alternate newspaper, given by an advertisement published in that newspaper; or

(c) prepaid post (airmail, if posted from a place outside Australia) or delivery to the address of the Noteholder as shown in the Register at the close of business 3 Business Days prior to the dispatch of the notice or communication.

13.3 Effective on receipt

Unless a later time is specified in it, a notice, approval, consent or other communication takes effect from the time it is received under Condition 13.4 ("Proof of receipt"), except that if it is received under that Condition after 5:00 p.m. in the place of receipt or on a non-Business Day in that place, it is to be taken to be received at 9:00 a.m. on the next succeeding Business Day in that place.

13.4 Proof of receipt

Subject to Condition 13.3 ("Effective on receipt"), proof of posting of a letter, publication of a communication or delivery of a communication is proof of receipt:

(a) in the case of a letter, on the third (seventh, if outside Australia) day after posting;

(b) in the case of a publication, on the date of such publication; and

(c) in the case of a delivery, at the time of delivery to the relevant address.

14 Meetings of Noteholders

Meetings of Noteholders may be convened in accordance with the Meeting Provisions. Any such meeting may consider any matters affecting the interests of Noteholders, including, without limitation, the variation of the terms of the Notes by the Issuer and the granting of approvals, consents and waivers.

15 Amendments

The Terms and Conditions and the form of the Pricing Supplement may be amended by the Issuer, and an Agency Agreement may be amended by the parties thereto, in each case without the consent of any Noteholder:

(a) for the purposes of curing any ambiguity, or correcting or supplementing any defective or inconsistent provisions therein; or

(b) in the case of the Terms and Conditions and the form of the Pricing Supplement, in any manner which the Issuer deems, or in the case of an Agency Agreement, in any other manner which the Issuer and the Registrar deem, necessary or desirable and which does not adversely affect the interests of the Noteholders.

The Terms and Conditions, Pricing Supplement and Agency Agreement may otherwise be varied by the Issuer with the approval of the Noteholders by Extraordinary Resolution and, in the case of the Registry Service Agreement, in accordance with that agreement. No other variation to the Terms and Conditions has effect in relation to the Noteholders who hold Notes at the date of any amending deed, unless they otherwise agree in writing. A variation will take effect in relation to all subsequent Noteholders. A variation which effects only a particular Series or Tranche of Notes may be approved solely by the Noteholders of such Series or Tranche.

The Terms and Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Pricing Supplement in relation to such Series.

16 Agents

16.1 Role of Agents

In acting under an Agency Agreement in connection with the Notes, each Agent acts solely as agent of the Issuer and does not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders save insofar as that any funds received by an applicable Agent may, pending their application in accordance with the relevant Agency Agreement, be held by such Agent in a segregated account which shall be held for the benefit of the persons entitled thereto.

16.2 Change of Agent

Each initial Agent for a Series of Notes is specified in the Pricing Supplement. The Issuer reserves the right at any time to vary or terminate the appointment of any Agent in accordance with the relevant Agency Agreement and to appoint successor or additional registrars, provided, however, that the Issuer must, in respect of each Series of Notes:

(a) at all times maintain the appointment of a Registrar with its specified office in Australia; and

(b) if a Calculation Agent is specified in the Pricing Supplement, at all times maintain a Calculation Agent.

Notice of any such termination of appointment will be given to the Noteholders in accordance with Condition 13 ("Notices").

17 Governing law, jurisdiction and service of process

17.1 Governing law

The Notes are governed by the law in force in New South Wales.

17.2 Jurisdiction

The Issuer irrevocably and unconditionally submits to the jurisdiction of the courts of New South Wales and courts of appeal from them, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

17.3 Serving documents

Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party with its process agent referred to in Condition 17.4 ("Agent for service of process").

17.4 Agent for service of process

The ADB Pacific Liaison and Coordination Office of Level 20, 45 Clarence Street, Sydney NSW 2000 may be served with any document referred to in Condition 17.3 ("Serving documents"). If for any reason that person ceases to act as such, the Issuer will immediately appoint another person with an office located in New South Wales to receive any such document.

Form of Pricing Supplement

The Pricing Supplement to be issued in respect of each Tranche of Notes will be substantially in the form set out below.

Series No.: [•]

Tranche No.: [•]

ASIAN DEVELOPMENT BANK
Australian Dollar
Medium Term Note Programme

Issue of

[A$] [Aggregate Principal Amount of Tranche]
[Title of Notes] due [•] ("**Notes**")

This Pricing Supplement (as referred to in the Information Memorandum dated [•] and Deed Poll dated [•] in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:		[Notes][Bonds][Instruments]
2	Issuer:		Asian Development Bank
3	Lead Manager[s]:		[ ]
4	Dealers:		[ ]
5	(i)	Registrar:	[Reserve Bank of Australia/Citigroup Pty Limited (ABN 88 004 325 080)]
	(ii)	Issuing and Paying Agent:	[Reserve Bank of Australia/Citigroup Pty Limited (ABN 88 004 325 080)]
	(iii)	Calculation Agent:	[Not applicable/Citigroup Pty Limited (ABN 88 004 325 080)]
6	Type of Issue:		[Syndicated/Non-Syndicated/Private Placement]
7	Currency:		
		- of Denomination	A$
		- of Payment	A$
8	Aggregate principal amount of Tranche:		[ ]

9	If interchangeable with existing Series:		[ ]
10	Issue Date:		[ ]
11	(i)	Issue Price:	[ ]
	(ii)	Net Proceeds:	[ ]
12	Denomination(s):		[ ]
13	Definition of Business Day:		[ ]
14	Interest:		
	(a)	If Interest bearing:	
	(i)	Interest Rate:	[Specify rate (if fixed) or full determination provisions (if floating) or formula or if Calculation Agent is appointed]
	(ii)	Interest Amount:	[Specify if fixed rate]
	(iii)	Interest Payment Dates:	[ ]
	(iv)	Interest Period End Dates:	[Specify. If nothing is specified, Interest Period End Dates will correspond with Interest Payment Dates]
	(v)	Applicable Business Day Convention:	[Specify. If nothing is specified, the Following Business Day Convention will apply]
	-	for Interest Payment Dates:	[ ]
	-	for Maturity Date:	[ ]
	-	for Interest Period End Dates:	[ ]
	-	any other dates:	[ ]
	(vi)	Day Count Fraction:	[ ]
	(vii)	Interest Commencement Date (if different from the Issue Date):	[ ]
	(viii)	Minimum Interest Rate:	[ ]
	(ix)	Maximum Interest Rate:	[ ]
	(x)	Issue Yield:	[ ]
	(b)	If non-interest bearing:	
	(i)	Amortisation Yield:	[ ]
	(ii)	Amortisation Yield compounding method for calculation of Amortised Face Amount:	[Annual][Specify other]

15	Maturity Date:	[ ]
16	Maturity Redemption Amount:	[Specify. If nothing is specified, the Maturity Redemption Amount will correspond with the Outstanding Principal Amount]
17	Early Termination Amount:	[Specify. If nothing is specified, the Early Termination Amount will correspond with the Outstanding Principal Amount or, in the case of any Notes which are non-interest bearing, the Amortised Face Amount]
18	Listing:	[Australian Securities Exchange]
19	Clearing System:	Austraclear System. [Interests in the Notes may also be traded through Euroclear and Clearstream, Luxembourg as set out on page [•] of the Information Memorandum.]
20	Other Conditions:	[ ]
21	Additional Selling Restrictions:	[ ]
22	Foreign Securities Number (ISIN/Common Code):	[ ]
23	Calculation Agent:	[ ]
24	Recent Developments:	[ ]

CONFIRMED

ASIAN DEVELOPMENT BANK

By: ....

Name: ....

Title: ....

Date: ....

Australian Taxation

The following is a summary of the Australian taxation treatment, at the date of this Information Memorandum, of payments on the Notes to be issued by the Issuer under the Programme and certain other matters. It is a general guide and should be treated with appropriate caution. Prospective holders of Notes who are in any doubt as to their tax position should consult their professional advisers on the tax implications of an investment in the Notes for their particular circumstances.

1. **Interest withholding tax**

The Notes will not be exempt from taxation generally.

Under the Charter, the International Organisations (Privileges and Immunities) Act 1963 and the Asian Development Bank (Privileges and Immunities) Regulations 1967, the Issuer is exempt from any obligation imposed by the Commonwealth of Australia for the payment, withholding or collection of any tax or duty on the Notes. Accordingly, payments on the Notes will be made without deduction in respect of any such tax or duty, including Australian interest withholding tax. In addition, so long as the Issuer continues to be a non-resident of Australia and the Notes issued by it are not attributable to a permanent establishment of the Issuer in Australia, Noteholders will not have a liability to pay Australian interest withholding tax.

2. **Other tax matters**

Under Australian laws as presently in effect:

(a) *death duties* - no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death;

(b) *stamp duty and other taxes* - no *ad valorem* stamp, issue, registration or similar taxes are payable in any Australian State or Territory on the issue or transfer of any Notes;

(c) *other withholding taxes on payments in respect of Notes* - the Issuer is exempt from any obligation to withhold tax in respect of the tax file number requirements of Part VA of the Australian Income Tax Assessment Act of 1936 and section 12-140 of the Taxation Administration Act 1953 of Australia ("**Taxation Administration Act**") and "supply withholding tax" imposed under section 12-190 of the Taxation Administration Act; and

(d) *goods and services tax (GST)* - neither the issue nor receipt of the Notes will give rise to a liability for GST in Australia on the basis that the supply of Notes will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the Notes, would give rise to any GST liability in Australia.

Selling Restrictions

1 Australia

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the Programme or any Notes has been or will be lodged with the Australian Securities and Investments Commission ("**ASIC**"). Each Dealer will represent and agree that, unless the relevant Pricing Supplement (or another supplement to any Information Memorandum) otherwise provides, it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, any Information Memorandum or any other offering material or advertisement relating to the Notes in Australia,

unless:

(i) the aggregate consideration payable by the offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act;

(ii) the offer or invitation does not constitute an offer to a "retail client" as defined for the purposes of section 761G of the Corporations Act;

(iii) such action complies with all applicable laws, regulations and directives in Australia; and

(iv) such action does not require any document to be lodged with ASIC.

In addition, each Dealer will agree, that it will comply with the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in Banking (Exemption) Order No. 82 which requires all offers and transfers to be in parcels of not less than A$500,000 in aggregate principal amount. Banking (Exemption) Order No. 82 does not apply to transfers which occur outside Australia.

2 The United States of America

The Notes have not been and will not be registered under the Securities Act of 1933 ("**Securities Act**").

Terms used in the following paragraphs have the meanings given to them by Regulation S under the Securities Act.

The Notes may not be offered, sold, delivered or transferred within the United States of America, its territories or possessions or to, or for the account or benefit of, U.S. Persons except in transactions exempt from the registration requirements of the Securities Act.

Each Dealer will represent and agree that, except as permitted by the Programme Agreement, it will not offer, sell or deliver the Notes:

(a) as part of their distribution at any time; and

(b) otherwise until 40 days after completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the Lead Manager,

within the United States of America or to, or for the account or benefit of, U.S. Persons.

Each Dealer will be required to further represent and agree that it will have sent to each distributor to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States of America or to, or for the account or benefit of, U.S. Persons.

In addition, until 40 days after the completion of the distribution of all Notes of the Tranche of which those Notes are a part, an offer or sale of Notes within the United States by any dealer or other distributor (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Each issue of indexed Notes and dual currency Notes are subject to additional U.S. selling restrictions agreed between the Issuer and the relevant Dealer or Dealers as a term of the issue and purchase of such Notes, and which are set out in the applicable Pricing Supplement. Each relevant Dealer will be required to agree that it will offer, sell or deliver those Notes only in compliance with those additional U.S. selling restrictions.

3 United Kingdom

Each Dealer will represent and agree that:

(a) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (UK) ("**FSMA**") with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer.

4 Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the "**Financial Instruments and Exchange Act**") and accordingly, each Dealer will represent and agree that it has not offered or sold, and will not offer or sell, any Notes directly or indirectly in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other applicable laws, regulations and ministerial guidelines of Japan.

5 Hong Kong

Each Dealer will represent and agree that:

(a) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any Notes other than:

   (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) (as amended) of Hong Kong ("**SFO**") and any rules made under the SFO; or

   (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) (as amended) of Hong Kong ("**CO**") or which do not constitute an offer to the public within the meaning of the CO; and

(b) it has not issued, or had in its possession for the purposes of the issue, and will not issue or have in its possession for the purpose of issue, (in each case whether in Hong Kong or elsewhere) any advertisement, invitation, other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed by or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under the SFO.

6 Singapore

This Information Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore ("**MAS**") under the Securities and Futures Act, Chapter 289 of Singapore, as amended ("**SFA**"). As the Issuer is an international financial institution in which Singapore holds membership, pursuant to Section 279 of the SFA, Subdivisions (2) and (3) of Division 1 of Part XIII of the SFA shall not apply to an offer of the Notes to persons in Singapore and, accordingly, no prospectus is required to be registered with the MAS in relation to any such offer of the Notes.

7 General

Each Dealer will be required to acknowledge that no action has been or will be taken in any jurisdiction by the Issuer, Dealers, Arrangers or any Lead Manager that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Each Dealer will be required to further acknowledge that it will comply with all applicable laws and regulations in any jurisdiction in which it may offer, sell or deliver Notes.

Persons into whose hands this Information Memorandum or any Pricing Supplement comes are required by the Issuer and the Dealers to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Notes or have in their possession or distribute such offering material, in all cases at their own expense.

Directory

Issuer

Asian Development Bank

6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Attention: Funding Division, Treasury Department
Telephone: +632 632 4444
Fax: +632 632 4120

Arrangers

Royal Bank of Canada
(ABN 86 076 940 880 and AFSL 246521)

Level 47
2 Park Street
Sydney NSW 2000
Australia

Attention: Head of Debt Capital Markets
Telephone: +61 2 9033 3033
Fax: +61 2 9264 2855

Westpac Banking Corporation
(ABN 33 007 457 141 and AFSL 233714)

Level 2, Westpac Place
275 Kent Street
Sydney NSW 2000
Australia

Attention: Executive Director, Debt Securities
Telephone: +61 2 8253 4574
Fax: +61 2 8254 6937

Registrars and Issuing and Paying Agents

Reserve Bank of Australia

65 Martin Place
Sydney NSW 2000
Australia

Attention: The Registrar
Telephone: +61 2 9551 9820
Fax: +61 2 9551 8007

Citigroup Pty Limited
(ABN 88 004 325 080)

Level 16
120 Collins Street
Melbourne VIC 3000
Australia

Attention: Agency and Trust
Telephone: +61 3 8643 9952
Facsimile: +61 3 8643 9551



Second Note Deed Poll
Contents

Second Note Deed Poll

Details

Parties	Issuer	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Tel	+632 632 4444
	Fax	+632 632 4120
	Attention	Funding Division, Treasury Department
Beneficiaries	Each person who is from time to time a Noteholder.	
Recitals	**A**	The Issuer proposes to issue Notes from time to time.
	B	Notes will be constituted by and issued with the benefit of this deed and be issued in registered uncertificated form by entry in the Register.
	C	The Issuer originally executed a Note Deed Poll dated 13 February 2006 ("**Original Deed Poll**").
	D	The Notes issued by the Issuer: (a) prior to the date of this deed poll and any additional Tranches of Notes of existing Series of Notes will continue to have the benefit of, and be constituted by the Original Deed Poll (as amended, supplemented or replaced by the applicable Pricing Supplement for those Notes); and (b) on or after the date of this deed poll, will have the benefit of, and be constituted by, this deed poll.
Governing law	New South Wales	
Date of deed poll	See Signing page	

Second Note Deed Poll

General terms

1 Interpretation

1.1 Incorporation of other defined terms

Terms which are defined in the Conditions have the same meaning when used in this deed unless the same term is also defined in this deed, in which case the definition in this deed prevails.

1.2 Definitions

These meanings apply unless the contrary intention appears:

Conditions means the conditions applicable to a Note as set out in the Information Memorandum, as supplemented, amended or replaced by any applicable Pricing Supplement as the case may be.

Details means the section of this deed headed "Details".

1.3 References to certain general terms

Unless the contrary intention appears, a reference in this deed to:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) a document (including this deed) includes any variation or replacement of it;

(c) a "**law**" includes common law, principles of equity, decree and any statute or other law made by any parliament (and a statute or other law made by parliament includes any regulation and other instrument under it, and any consolidation, amendment, re-enactment or replacement of it);

(d) a "**directive**" includes a treaty, official directive, request, regulation, guideline or policy (whether or not having the force of law) with which responsible participants in the relevant market generally comply;

(e) "**Australian dollars**" or "**A$**" is a reference to the lawful currency of Australia;

(f) a time of day is a reference to Sydney time;

(g) a "**person**" includes an individual, corporation, firm, tribunal, undertaking, association, organisation, partnership, joint venture, trust, limited liability company, unincorporated organisation or government or any agency, instrumentality or political subdivision thereof, in each case whether or not a separate legal entity;

(h) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(i) a "**party**" is a reference to a party to this deed;

(j) a reference to the "**Corporations Act**" is to the Corporations Act 2001 of Australia;

(k) anything (including any amount) is a reference to the whole and each part of it; and

(l) the words "**including**", "**for example**" or "**such as**" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

1.4 References to principal and interest

Unless the contrary intention appears, in this deed:

(a) any reference to "principal" is taken to include the Early Termination Amount and the Maturity Redemption Amount (both as defined in the Conditions) in respect of a Note; and

(b) any reference to "interest" is taken to include any amount in the nature of interest payable in respect of the Notes under the Conditions.

1.5 Number

The singular includes the plural and vice versa.

1.6 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this deed.

2 The Notes

2.1 Creation of Notes

(a) The obligations of the Issuer under the Notes are constituted by, and owing under, this deed.

(b) Each Note will be issued in registered uncertificated form and evidenced by entry in the Register.

2.2 Undertaking to pay

The Issuer unconditionally and irrevocably undertakes with each Noteholder:

(a) to pay, in respect of each Note issued by it and held by the Noteholder, principal, interest (if applicable) and any other amounts in accordance with the Conditions; and

(b) otherwise to comply with the Conditions of that Note.

2.3 Appointment of Registrar

The Issuer agrees to ensure that a Registrar is appointed and that the Registrar establishes and maintains during its term of appointment a Register in Sydney or Melbourne (or any other place in New South Wales or Victoria as the Issuer and the Registrar may agree).

3 Rights and obligations of Noteholders

3.1 Notes to which this deed poll applies

This deed poll applies to all Notes issued on or after the date of this deed poll that are not additional Tranches of existing Series of Notes.

3.2 Benefit and entitlement

This deed is executed as a deed poll. Each Noteholder has the benefit of, and subject to the Conditions, is entitled to enforce, this deed against the Issuer even though it is not a party to, or is not in existence at the time of execution and delivery of, this deed.

3.3 Rights independent

Each Noteholder may enforce its rights under this deed independently from each other Noteholder and any other person.

3.4 Noteholders bound

The Notes are issued on the condition that, and upon issue of a Note, each Noteholder (and any person claiming through or under that Noteholder) is taken to have notice of, and is bound by, this deed, the Information Memorandum (including but not limited to the relevant Pricing Supplement) and the relevant Conditions, and this deed must be read together with those Conditions.

3.5 Direction to hold document

Each Noteholder is taken to have irrevocably:

(a) instructed the Issuer that this deed (or a certified copy) is to be delivered to and held by the Registrar; and

(b) appointed and authorised the Registrar to hold this deed (or a certified copy) in Sydney or Melbourne (or any other place in New South Wales or Victoria as the Issuer and the Registrar may agree) on behalf of the Noteholders.

3.6 Copies of documents to Noteholders

Within 14 days of an Issuer receiving a written request from a Noteholder to do so, the Issuer must ensure that it gives to the Noteholder a certified copy of the document held by the Registrar in accordance with clause 3.5 ("Direction to hold document") if the Noteholder requires the copy in connection with any legal proceeding, claim or action brought by the Noteholder in relation to its rights under a Note.

3.7 Assignment

(a) The Issuer may not assign, transfer or otherwise deal with all or any of its rights, benefits or obligations under this deed except in relation to a particular Series as expressly contemplated by the relevant Conditions.

(b) Each Noteholder is entitled to assign, transfer or otherwise deal with all or any of its rights and benefits under this deed, subject to, and in accordance with, the Conditions.

3.8 Meeting Provisions

The Meeting Provisions relating to a meeting of Noteholders are set out in the schedule ("Meeting Provisions") to this deed.

4 Governing law

4.1 Governing law

This deed is governed by the law in force in the place specified in the Details and each party submits to the non-exclusive jurisdiction of the courts in that place.

4.2 Jurisdiction

The Issuer submits, and each Noteholder is taken to have submitted, to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

4.3 Serving documents

Without preventing any other method of service, any document in any action may be served on (i) the Issuer by being left for the Issuer with its process agent referred to in clause 4.4 ("Agent for service of process") and, (ii) a Noteholder by being delivered or left at its registered office or principal place of business.

4.4 Agent for service of process

The ADB Pacific Liaison and Coordination Office of Level 20, 45 Clarence Street, Sydney NSW 2000, may be served with any document referred to in clause 4.3 ("Serving documents"). If for any reason that person ceases to act as such, the Issuer will immediately appoint another person with an office located in New South Wales to receive any such document and promptly notify the Registrar of such appointment.

EXECUTED as a deed poll

Second Note Deed Poll

Schedule - Meeting Provisions

The following are the Meeting Provisions referred to in the Conditions, and which will apply to meetings of Noteholders and are applicable to the convening of meetings of Noteholders and the passing of resolutions by them.

1 Interpretation

1.1 Incorporation of other defined terms

Terms which are defined in the Conditions or the deed poll to which these Meeting Provisions are a schedule to have the same meaning when used in these provisions unless the same term is also defined in these provisions, in which case the definition in these provisions prevails. Subject to this, the remaining "Interpretation" provisions of the Conditions apply to these provisions.

1.2 Definitions

These meanings apply unless the contrary intention appears:

Circulating Resolution means a written resolution of Noteholders made in accordance with paragraph 10 ("Circulating Resolutions");

Conditions means, in relation to a Note, the terms and conditions applicable to that Note set out in the Information Memorandum, as supplemented, amended, modified or replaced by the Pricing Supplement applicable to those Notes;

Extraordinary Resolution means a resolution:

(a) passed at a meeting by at least 75% of the votes cast at which the requisite quorum is present as set out in paragraph 5.1 ("Number for a quorum"); or

(b) made in writing by Noteholders in accordance with paragraph 10(b) ("Circulating Resolutions");

Form of Proxy means a notice in writing in the form available from the Registrar;

Notification Date means the date stated in the copies of a Circulating Resolution sent to Noteholders, which must be no later than the date on which that resolution is first notified to Noteholders;

Ordinary Resolution means a resolution:

(a) passed at a meeting by at least 50% of the votes cast at which the requisite quorum is present as set out in paragraph 5.1 ("Number for a quorum"); or

(b) made in writing by Noteholders in accordance with paragraph 10(b) ("Circulating Resolutions");

Proxy means a person so appointed under a Form of Proxy; and

Special Quorum has the meaning set out in paragraph 5.1 ("Number for a quorum").

1.3 Noteholders at a specified time

The time and date for determining the identity of a Noteholder who may be counted for the purposes of determining a quorum or attend and vote at a meeting, or sign a Circulating Resolution, is at the close of business in the place where the Register is kept on the date which is seven days before either the date of the meeting or, for a Circulating Resolution, the Notification Date (as applicable).

1.4 References to certain terms

Unless the contrary intention appears, a reference in these provisions to:

(a) a meeting is to a meeting of Noteholders of a single Series of Notes and references to "Notes" and to "Noteholders" are to the Notes of the Series in respect of which a meeting has been, or is to be, called and to the Noteholders of those Notes, respectively;

(b) a Circulating Resolution of Noteholders is to a Circulating Resolution of Noteholders of a single Series of Notes and references to "Notes" and to "Noteholders" are to the Notes of the Series in respect of which a Circulating Resolution has been, or is to be, passed and to the Noteholders of those Notes respectively;

(c) the Registrar is to the Registrars of each of the relevant Series of Notes acting jointly.

2 Convening a meeting

2.1 Who can convene a meeting?

The Issuer or the Registrar may convene a meeting of Noteholders (or the Noteholders of one or more Series as the case may be) whenever they think fit.

The Registrar must convene a meeting if it is asked to do so in writing:

(a) by the Issuer; or

(b) by Noteholders who alone or together hold Notes representing at least 10% of the outstanding principal amount of Notes of any Series.

However, the Registrar need not convene a meeting unless it is indemnified to its satisfaction against all costs, charges and expenses incurred in convening the meeting.

If the Registrar does not convene a meeting when asked to do so by the Issuer in accordance with this paragraph, the Issuer will convene the meeting.

2.2 Venue

A meeting may be held at two or more venues using any technology that gives the Noteholders as a whole a reasonable opportunity to participate at the same time.

3 Notice of meeting

3.1 Period of notice

Unless otherwise agreed in writing by each Noteholder, at least 21 days' notice of a meeting must be given to:

(a) each Noteholder (or in the case of a Note registered as being owned jointly, the person whose name appears first in the Register);

(b) if the notice is not given by the Registrar, the Registrar; and

(c) if the notice is not given by the Issuer, the Issuer.

3.2 Contents of notice

The notice must:

(a) specify the date, time and place of the meeting;

(b) specify the resolutions to be proposed; and

(c) explain how Noteholders may appoint Proxies and state that Proxies may be appointed until 48 hours before the meeting but not after that time.

3.3 Effect of failure to give notice

The accidental omission to give notice of a meeting to, or the non-receipt of notice by, any person entitled to receive notice does not invalidate any resolution passed at the meeting.

3.4 Notices to be given in accordance with Conditions

Condition 13 ("Notices") applies to these provisions as if it was fully set out in these provisions.

3.5 Calculation of period of notice

If a notice must be given within a certain period of days, the day on which the notice is given, and the day on which the meeting is to be held, are not to be counted in calculating that period.

3.6 Registered Noteholders

Noteholders who are registered as Noteholders less than 21 days before a meeting will not receive notice of that meeting.

4 Chairman

4.1 Nomination of chairman

The Issuer must nominate in writing a person as the chairman of a meeting.

The chairman of a meeting may, but need not, be a Noteholder.

4.2 Absence of chairman

If a meeting is held and:

(a) a chairman has not been nominated; or

(b) the person nominated as chairman is not present within 15 minutes after the time appointed for the holding of the meeting, or is unable or unwilling to act,

the Noteholders or Proxies present may appoint a chairman, failing which, the Issuer may appoint a chairman.

4.3 Chairman of adjourned meeting

The chairman of an adjourned meeting need not be the same person as was the chairman of the meeting from which the adjournment took place.

5 Quorum

5.1 Number for a quorum

At any meeting, any one or more Noteholders present in person or by Proxy form a quorum for the purposes of passing the resolutions shown in the table below only if they alone or together hold (or in the case of Proxies, represent Noteholders who hold) Notes representing at least the proportion of the outstanding principal amount of the Notes of the relevant Series shown in the table below.

Type of resolution	Required proportion for any meeting except for adjourned meetings because of lack of quorum	Required proportion for adjourned meetings because of lack of quorum
Extraordinary Resolution requiring a Special Quorum	75%	25%
Extraordinary Resolution	50%	No requirement
Ordinary Resolution	10%	No requirement

In determining how many Noteholders are present, each individual attending as a Proxy is to be counted, except that:

(a) where a Noteholder has appointed more than one Proxy, only one is to be counted;

(b) where an individual is attending both as a Noteholder and as a Proxy on behalf of another Noteholder, that individual is to be counted only once in respect of each such capacity; and

(c) where an individual is attending as a Noteholder and has also appointed a Proxy in respect of the Notes it holds, those individuals are to be counted only once.

5.2 Requirement for a quorum

An item of business (other than the choosing of a chairman) may not be transacted at a meeting unless a quorum is present when the meeting proceeds to consider it. If a quorum is present at the time the first item of business is transacted, it is taken to be present when the meeting proceeds to consider each subsequent item of business unless the chairman of the meeting (on the chairman's own motion or at the request of a Noteholder or Proxy who is present (if such request is accepted by the chairman in its absolute discretion)) declares otherwise.

5.3 If quorum not present

If within 30 minutes after the time appointed for a meeting a quorum is not present, the meeting:

(a) if convened on the requisition of Noteholders, is dissolved; and

(b) in any other case, is adjourned until a date, time and place the chairman appoints. The date of the adjourned meeting must be no earlier than 14 days, and no later than 42 days after, the date of the meeting from which the adjournment took place.

5.4 If quorum not present at adjourned meeting

If a quorum is not present within 15 minutes after the time appointed for any adjourned meeting, the chairman must dissolve the meeting.

If the meeting is not dissolved in accordance with this provision, the chairman may, with the consent of the meeting, and must, if directed by the meeting, adjourn the meeting to a new date (being not less than 14 days after the adjourned meeting), time or place. Only business which might validly (but for the lack of required quorum) have been transacted at the original meeting may be transacted at the adjourned meeting.

6 Adjournment of a meeting

6.1 When a meeting may be adjourned

The chairman of a meeting may with the consent of (and must if directed by) any meeting adjourn the meeting or any business, motion, question, resolution, debate or discussion being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting at any time and any place.

6.2 Business at adjourned meeting

Only unfinished business is to be transacted at a meeting resumed after an adjournment.

6.3 Notice of adjourned meeting

It is not necessary to give notice of an adjournment unless the meeting is adjourned because of a lack of a quorum. In that case, unless otherwise agreed in writing by each Noteholder, the Issuer must give 10 days' notice of the adjourned meeting to each person entitled to receive notice of a meeting under these provisions. The notice must state the quorum required at the adjourned meeting but need not contain any further information.

7 Voting

7.1 Voting on a show of hands

Every resolution put to a vote at a meeting must be decided on a show of hands unless a poll is properly demanded and the demand is not withdrawn.

A declaration by the chairman that a resolution has been carried, or carried by a particular majority, or lost or not carried by any particular majority, is conclusive evidence of the fact. Neither the chairman nor the minutes need state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

7.2 When is a poll properly demanded

A poll may be demanded by:

(a) the chairman;

(b) the Issuer; or

(c) one or more persons who alone or together hold (or represent Noteholders who hold) Notes representing at least 2% of the principal amount of the outstanding Notes.

The poll may be demanded before a vote is taken or before or immediately after the voting results on a show of hands are declared.

7.3 Poll

If a poll is properly demanded, it must be taken in the manner and at the date and time directed by the chairman. The result of the poll is a resolution of the meeting at which the poll was demanded.

A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately.

A demand for a poll may be withdrawn.

The demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll was demanded.

7.4 Equality of votes - chairman's casting vote

If there is an equality of votes either on a show of hands or on a poll, the chairman of the meeting has a casting vote in addition to any votes to which the chairman is entitled as a Noteholder or Proxy.

7.5 Entitlement to vote

A Noteholder (or, in the case of a Note registered as being owned jointly, the person whose name appears first in the Register) may be present and vote in person at any meeting in respect of the Note or be represented by Proxy.

Except where these provisions otherwise provide, at any meeting:

(a) on a show of hands, each Noteholder present in person and each other person present as a Proxy on behalf of a Noteholder who is not present at the meeting has one vote (and, if a Noteholder is present as a Proxy

on behalf of another Noteholder, that Noteholder has one vote in respect of each such appointment and any person present as a Proxy on behalf of more than one Noteholder, that Proxy has one vote in respect of each such capacity); and

(b) on a poll, each Noteholder or Proxy present has one vote in respect of each principal amount equal to the Denomination of the Notes of the Series in respect of which the meeting is being held of Notes which are registered in that person's name or in respect of which that person is a Proxy.

Without affecting the obligations of the Proxies named in any Form of Proxy, any person entitled to more than one vote need not use all votes (or cast all the votes) to which it is entitled in the same way.

7.6 Entitlement to attend

The only persons entitled to attend and speak at any meeting are the Issuer, the Registrar, the Noteholders (and/or their Proxies) and their respective financial and legal advisers and the chairman.

7.7 Objections to right to vote

A challenge to a right to vote at a meeting of Noteholders:

(a) may only be made at the meeting; and

(b) must be determined by the chairman, whose decision is final.

8 Proxies

8.1 Appointment of proxy

A Noteholder entitled to attend and vote at a meeting may appoint a Proxy to attend and act on that Noteholder's behalf in connection with any meeting by a Form of Proxy signed by the Noteholder. If the Noteholder is a corporation, the Form of Proxy must be executed in accordance with the Corporations Act.

8.2 Validity of Forms of Proxy

Forms of Proxy are valid for so long as the Notes to which they relate are registered in the name of the appointor but not otherwise.

8.3 Who may be a Proxy?

A Proxy:

(a) need not be a Noteholder; and

(b) may be an attorney, officer, employee, contractor, agent, representative of, or otherwise connected with, the Issuer.

8.4 Form of Proxy must be lodged with Issuer

A Form of Proxy will not be treated as valid unless it is (together with any power of attorney or other authority under which it is signed, or a copy of that power or authority certified in the manner as the Issuer may require) received by the Issuer (or a person appointed to act on behalf of the Issuer as specified in the notice of

meeting) at the office specified in the notice of meeting no later than 48 hours before the meeting at which the Form of Proxy is to be used.

8.5 Revocation and amendment

Any vote given in accordance with the terms of a Form of Proxy is valid even if, before the Proxy votes, the relevant Noteholder:

(a) revokes or amends the Form of Proxy or any instructions in relation to it; or

(b) transfers the Notes in respect of which the proxy was given,

unless notice of that revocation, amendment or transfer is received from the Noteholder who signed that Form of Proxy by the Issuer (or a person appointed to act on behalf of the Issuer specified in the notice of meeting) at the office specified in the notice of meeting no later than 24 hours before the meeting at which the Form of Proxy is used.

9 Single Noteholder

If there is only one Noteholder, the Noteholder may pass a resolution by recording it and signing the record.

10 Circulating Resolutions

The Noteholders may without a meeting being held:

(a) pass an Ordinary Resolution, if within one month after the Notification Date, Noteholders representing more than 50% of the principal amount of outstanding Notes as at the Notification Date sign a document stating that they are in favour of the resolution set out in the document; or

(b) pass an Extraordinary Resolution, if within one month after the Notification Date, Noteholders representing at least 75% of the principal amount of outstanding Notes as at the Notification Date sign a document containing a statement that they are in favour of the resolution set out in the document.

Separate copies of a document may be used for signing by Noteholders if the wording of the resolution and statement is identical in each copy.

The resolution is passed when the last Noteholder signs it.

The accidental omission to give a copy of a Circulating Resolution to, or the non-receipt of a copy by, any Noteholder does not invalidate the Circulating Resolution.

11 Matters requiring an Extraordinary Resolution

The following matters require an Extraordinary Resolution of Noteholders:

(a) a variation of a provision of the Note Deed Poll, the Conditions or a right created under any of them, except for:

(i) a variation which may be made without the consent of Noteholders under Condition 15 ("Amendments"); and

(ii) a variation which requires a Special Quorum under paragraph 12 ("Extraordinary Resolutions requiring a Special Quorum");

(b) a waiver of any breach or other non-performance of obligations by the Issuer in connection with the Note Deed Poll, or the Conditions, or an authorisation of any proposed breach or non-performance;

(c) the authorisation of any person to do anything necessary to give effect to an Extraordinary Resolution;

(d) the exercise of any right, power or discretion under the Note Deed Poll or the Conditions that expressly requires an Extraordinary Resolution; and

(e) the appointment of any committee (which need not consist of Noteholders) to represent the interests of the Noteholders and the conferring on the committee of any rights, powers or discretions which the Noteholders may exercise by an Extraordinary Resolution.

12 Extraordinary Resolutions requiring a Special Quorum

The following matters require a Special Quorum to be present at the meeting:

(a) any proposal for any compromise of the rights of the Noteholders against the Issuer, whether those rights arise under the Note Deed Poll, the Conditions or otherwise;

(b) the exchange or substitution of the Notes for, or the conversion of the Notes into, shares, bonds or other obligations or securities of the Issuer or any other body corporate which is not expressly permitted under the Conditions;

(c) a change to the dates of maturity or redemption of any Notes or any date on which a payment of principal or interest is due on any Notes;

(d) a reduction or cancellation of an amount payable, or a change to the method of calculating an amount payable or a date of payment in respect of the Notes (other than where the reduction, cancellation or change is expressly provided for in the Conditions or where the modification increases the amount payable);

(e) a change to the due currency of any payment or denomination in respect of the Notes;

(f) a change to the majority required to pass an Extraordinary Resolution; and

(g) a change to the quorum (whether a Special Quorum or otherwise) required to pass an Extraordinary Resolution.

13 Matters requiring an Ordinary Resolution

The Noteholders have the power exercisable by Ordinary Resolution to do anything for which an Extraordinary Resolution is not required.

14 Effect and notice of resolution

14.1 Resolutions are binding

A resolution passed at a meeting duly convened and held (or by a Circulating Resolution duly sent and signed) in accordance with these provisions is binding on all Noteholders, whether or not they were present, or voted, at the meeting (or signed the Circulating Resolution).

14.2 Notice of resolutions

The Issuer must give notice to the Noteholders and the Registrar of the result of the voting on a resolution within 14 days of the result being known. However, a failure to do so does not invalidate the resolution.

14.3 Consent of Issuer

No resolution varying a provision of the Note Deed Poll, the Conditions or a right created under any of them is effective unless the Issuer consents to that variation.

15 Minutes

15.1 Minute books

The Issuer shall procure that minute books are kept in which are recorded:

(a) proceedings and resolutions of meetings; and

(b) Circulating Resolutions.

15.2 Minutes and Circulating Resolutions must be signed

The Issuer must ensure that:

(a) minutes of a meeting are signed by the chairman of the meeting or by the chairman of the next meeting; and

(b) Circulating Resolutions are signed by an authorised signatory of the Issuer.

15.3 Minutes and Circulating Resolutions conclusive

A minute or Circulating Resolution that is recorded and signed in accordance with these provisions, unless the contrary is proved, is conclusive evidence:

(a) of the matters contained in it;

(b) that the meeting has been duly convened and held (or copies of the proposed Circulating Resolution have been duly sent and signed); and

(c) that all resolutions have been duly passed.

16 Further procedures

The Issuer may prescribe further regulations for the holding of, attendance and voting at meetings as are necessary or desirable and do not adversely affect the interests of the Noteholders.

17 Notes of more than one Series

17.1 Application

This paragraph 17 applies whenever there are outstanding Notes which do not form a single Series.

17.2 Resolutions affecting one Series

A resolution which affects one Series of Notes only is taken to have been duly passed if passed at a meeting, or by a Circulating Resolution, of the Noteholders of that Series.

17.3 Resolutions affecting more than one Series

A resolution which affects more than one Series of Notes but does not give rise to a conflict of interest between the Noteholders of any of the Series so affected is taken to have been duly passed if passed at a single meeting, or by a Circulating Resolution, of the Noteholders of all Series so affected.

A resolution which affects more than one Series of Notes and gives or may give rise to a conflict of interest between the Noteholders of any of the Series so affected is taken to have been duly passed if passed at separate meetings, or by separate Circulating Resolutions, of the Noteholders of each Series so affected.

17.4 Legal opinions

The Issuer may rely on, and the Noteholders are bound by, a legal opinion from a leading law firm in Australia to the effect that a resolution:

(a) affects one Series of Notes only; or

(b) if it affects more than one Series of Notes, does not give rise to a conflict of interest, for the purposes of determining the meeting or meetings which need to be held for the purposes of this paragraph 17 ("Notes of more than one Series").

Second Note Deed Poll

Signing page

DATED: 21 December 2016

SIGNED by Maria A. Lomotan, Assistant Treasurer) as authorised representative for and **SEALED AND DELIVERED** on behalf of **ASIAN DEVELOPMENT BANK** in the presence of:


SEAL

....
Signature of witness

Pamela E. Molato
....
Name of witness (block letters)

....
By executing this deed the authorised representative states that the authorised representative has received no notice of revocation of the authorisation to sign

KING&WOOD
MALLESONS

Amended and Restated Programme Agreement

Dated 21 December 2016

in relation to the
Australian Dollar Medium Term Note Programme of
Asian Development Bank

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com

Amended and Restated Programme Agreement
Contents

Amended and Restated Programme Agreement
Details

Interpretation – Definitions are at the end of this agreement before the schedules.

Parties	**Issuer** and **Arrangers**	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	+632 632 4120
	Telephone	+632 632 4444
	Attention	Funding Division, Treasury Department
Arrangers	Name	**Royal Bank of Canada**
	ABN	86 076 940 880
	Address	Level 47 2 Park Street Sydney NSW 2000 Australia
	Fax	+61 2 9264 2855
	Telephone	+61 2 9033 3033
	Attention	Head of Debt Capital Markets
	Name	**Westpac Banking Corporation**
	ABN	33 007 457 141
	Address	Level 2, Westpac Place 275 Kent Street Sydney NSW 2000 Australia
	Fax	+61 2 8254 6937
	Telephone	+61 2 8253 4574
	Attention	Executive Director, Debt Securities

Dealers	Dealers may be appointed, from time to time, by the Issuer for any Tranche of Notes in accordance with clause 13 ("Dealer appointment and termination").
Programme Documents	include: • this agreement; • each Note Deed Poll; • each Registry Services Agreement; • each Pricing Supplement; • each Relevant Agreement; • each Note.
Governing law	New South Wales
Date of agreement	See Signing page
Recital	The Issuer and the Arrangers entered into a Programme Agreement dated 13 February 2006 as amended by a Supplemental Programme Agreement dated 20 November 2006 ("**2006 Agreement**"). The parties agree that the 2006 Agreement is amended and restated on the terms set out in this agreement.

Amended and Restated Programme Agreement

General terms

Interpretation – Definitions are at the end of this agreement before the schedules.

Part 1 **The Programme**

1 The Programme

1.1 The Programme

The Programme is an uncommitted debt issuance programme under which the Issuer may issue Notes to any one or more Dealers. Unless otherwise agreed with the Issuer, no Dealer is obliged to offer for sale, bid for or place any Notes. The Issuer need not issue any Notes under the Programme.

1.2 Appointments of Dealers

Each Dealer will be appointed in a Subscription Agreement pursuant to clause 13 ("Dealer appointment and termination").

1.3 Lead Manager

The Issuer may appoint, in relation to any Tranche or Series of Notes, one or more Dealers as the Lead Manager of that Tranche or Series and the details of the appointment must be specified in the relevant Pricing Supplement and agreed under the Subscription Agreement.

1.4 Types of Notes

Notes issued under the Programme may be Notes which:

(a) are non-interest bearing or bear interest at a rate which is fixed, floating or calculated by reference to an index rate;

(b) are issued at a discount or premium or at par;

(c) amortise by reference to a schedule or formula;

(d) have principal or interest determined by reference to one or more values of currencies, commodities, interest rates or other indices or formulae; or

(e) have special conditions specified in the relevant Pricing Supplement.

1.5 Term of Programme

The Programme continues until the earlier of:

(a) the date 30 days after the Issuer has given notice of termination of the Programme to the Arrangers; or

(b) the date agreed in writing by the Issuer and the Arrangers.

1.6 Currencies

The parties acknowledge that Notes issued under the Programme may be denominated in currencies other than Australian dollars. Any agreement for the sale and purchase of a Note denominated in a currency other than Australian dollars is conditional on:

(a) it being lawful and in compliance with all requirements of any relevant authority, for Notes denominated in that currency to be issued, offered for sale and sold;

(b) that other currency being freely transferable and freely convertible into Australian dollars;

(c) Notes denominated in that other currency being capable of being transacted through the relevant Clearing System; and

(d) any appropriate amendments which the Issuer, the relevant Dealer or the relevant Calculation Agent require having been made to this agreement or any other Programme Document.

1.7 Additional issuance

The Dealers acknowledge that:

(a) nothing in the Programme Documents prohibits or restricts the Issuer, from issuing notes, bonds or other debt instruments (including, electronic certificates of deposit (ECDs), electronic promissory notes (EPNs) or other dematerialised securities in accordance with the Austraclear Regulations) otherwise than under the Programme; and

(b) the Issuer may, from time to time, issue and sell those notes, bonds or other debt instruments to third parties who are not Dealers.

2 Conditions precedent

2.1 Conditions to first issue

The Issuer agrees not to issue any Notes under the Programme until each of the Arrangers has received every item listed in Schedule 1 ("Conditions precedent (clause 2.1 ("Conditions to first issue"))") in form and substance satisfactory to them. Any item required to be certified must be certified by an authorised signatory of the Issuer or any Authorised Officer of the Issuer as being true and complete as at a date no later than the date of this agreement. The Arrangers agree to notify the Issuer as soon as practicable after they receive the final item. The parties acknowledge that the initial conditions precedent required under this clause 2.1 were satisfied on or around 13 February 2006 provided that the Issuer agrees not to issue any new Notes under the Programme until the Arrangers have received the items listed in paragraphs 2, 4, 5, 6, 8, 9 and 10 of Schedule 1 ("Conditions precedent (clause 2.1 ("Conditions to first issue"))").

2.2 Conditions to each issue

A Dealer need not accept delivery of, or pay for, any Notes under the relevant Subscription Agreement unless, as at the proposed Issue Date:

(a) there is an Information Memorandum in relation to those Notes that has not been withdrawn;

(b) the representations and warranties in clause 8.1 ("Representations and warranties ") are correct and not misleading and, since the date of the

Relevant Agreement in respect of the proposed issue of Notes, no event has occurred making those representations and warranties untrue or incorrect in a manner which is material in the context of the issue and offer of the Notes, from when they were made or taken to be made in accordance with clause 8.2 (" Repetition of representations and warranties ");

(c) since the date of the Relevant Agreement in respect of the proposed issue of Notes, the rating of the Issuer as of the date of the Relevant Agreement has not been downgraded and the Rating Agency has not issued a statement of negative outlook in relation to the Notes or placed the Issuer on "credit watch" with negative implications (or other similar publication of formal review by the Rating Agency);

(d) each Registry Services Agreement required for the Issuer to issue those Notes has been fully signed by the parties to it;

(e) no Event of Default continues unremedied or would result from the issue of the Notes;

(f) the Issuer has delivered an opinion of in-house counsel to the Issuer, dated such Issue Date and addressed to each Dealer that is a party to the relevant Subscription Agreement, for the issue of Notes on such Issue Date, to the effect that:

(i) the Issuer has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of such Notes;

(ii) the creation, issue, sale and delivery of such Notes have been duly authorised; and when such Notes have been duly issued, delivered and paid for in accordance with the applicable Subscription Agreement, such Notes will constitute valid, binding and enforceable obligations of the Issuer in accordance with their terms; and

(iii) the applicable Subscription Agreement and Pricing Supplement have each been duly authorised, executed and delivered by the Issuer and each constitutes a valid and binding agreement of the Issuer.

In rendering its opinion, such counsel may state that its opinion is limited to matters of public international law, including without limitation the Charter and By-laws of the Issuer, the Rules of Procedure of the Board of Governors of the Issuer and the Rules of Procedure of the Board of Directors of the Issuer; to the extent that any opinion is expressed as to the validity and binding effect of any agreement or instrument executed by the Issuer which by its terms is governed by national law, such opinion as to matters of public international law may be given upon assumption of the validity and binding effect of such agreement or instrument under such national law;

(g) the Issuer has delivered a signed copy of a Pricing Supplement to the Dealer;

(h) the Issuer and the Dealer have signed a Subscription Agreement in respect of the relevant Notes;

(i) if Notes are to be listed on the Australian Securities Exchange or any other stock exchange, the Australian Securities Exchange or other stock exchange has agreed, on or before the Issue Date, to list the Notes subject

only to their issue or other conditions acceptable to the Dealers and the Issuer;

(j) no Market Disaster has occurred and is subsisting in circumstances where since the signing of the Subscription Agreement the Issuer or a Lead Manager (or the Dealer if there is no Lead Manager) has:

(i) given written or oral notice to the Issuer, the Lead Manager or the Dealer (as the case may be) of the occurrence of the Market Disaster together with advice (where reasonably practicable, in writing) in reasonable detail of the circumstances giving rise to the Market Disaster; and

(ii) where reasonably practicable, consulted with the Issuer, the Lead Manager or the Dealer (as the case may be) in relation to the Market Disaster.

2.3 Benefit of conditions and waiver

Each condition precedent in clause 2.2 ("Conditions to each issue") is for the benefit of a Dealer and may be waived by it by notice in writing to the Issuer. A waiver does not affect any other Dealer.

Part 2 **Notes**

3 Procedures for offer and acceptance of Notes

3.1 Issue of Notes to Dealers

The Issuer may from time to time agree with one or more Dealers to issue a Tranche of Notes by way of private placement with one or more Dealers ("**Private Issue**") or as a syndicated issue with one or more Dealers under which one or more of them are appointed as a Lead Manager ("**Syndicated Issue**"), at the prices and on terms agreed between the Issuer and relevant Dealer.

3.2 Preparation of Subscription Agreement and Pricing Supplement

The Issuer (or a Lead Manager or a Dealer at the request of the Issuer) agrees to ensure that a Subscription Agreement and a Pricing Supplement are prepared and entered into in respect of each proposed issue.

3.3 Promotion of secondary market in Syndicated Issue

Each Dealer party to a Subscription Agreement in relation to a Syndicated Issue of Notes agrees to use reasonable endeavours, subject to market conditions, to facilitate liquidity in those Notes in the secondary market. Each Dealer and the Issuer may agree additional terms with regard to facilitating liquidity in the relevant Notes in the secondary market, such terms to be set out in the relevant Subscription Agreement.

3.4 No obligation to facilitate liquidity in Private Issue

Unless otherwise agreed, each Dealer party to a Subscription Agreement in relation to a Private Issue of Notes is not obliged to facilitate liquidity in those Notes, other than in respect of a further Tranche of an existing Syndicated Issue issued by way of Private Issue. In that case the Dealer agrees to use reasonable endeavours, subject to market conditions, to facilitate liquidity in those Notes in the secondary market.

3.5 General procedures

The Issuer and one or more Dealers may from time to time agree procedures for the making of requests and bids, the timing of sales and settlements and any other matter in connection with an issue of any Notes by the Issuer.

3.6 Third party sales by the Issuer

Despite clause 3.1 ("Issue of Notes to Dealers"), the Dealers acknowledge that the Issuer may, from time to time, issue and sell Notes to third parties who are not Dealers.

4 Form of Notes

4.1 Form of Notes

Each Note must:

(a) be denominated in Australian dollars or a Specified Currency;

(b) be registered on a Register located in Sydney or Melbourne (or any other place in New South Wales or Victoria agreed between the Issuer and the Registrar);

(c) be debt obligations of the Issuer which are constituted by, and owing under, the Note Deed Poll and be subject to the Conditions;

(d) be issued in a Denomination specified in the relevant Pricing Supplement;

(e) have a Tenor of more than 365 days (or as otherwise specified in the relevant Pricing Supplement); and

(f) have an Issue Date which is a Business Day.

4.2 Pricing Supplement

The Pricing Supplement may provide for additional terms applying to Notes of any Series, and the Conditions may be varied by the terms of the Pricing Supplement.

To the extent the terms of the Pricing Supplement prepared in relation to any Notes are inconsistent with the Information Memorandum or the applicable Conditions, the terms of that Information Memorandum or those Conditions are varied in accordance with, and by the terms of, the Pricing Supplement in respect of those Notes.

4.3 Description of Notes

Notes of any Series may be described as "Fixed Rate Notes", "Floating Rate Notes", "Zero Coupon Notes", "Structured Notes" or by another marketing name specified in the relevant Pricing Supplement.

Part 3 **Payment and issue of Notes**

5 Payment and issue of Notes

5.1 Clearing Systems

Each issue of Notes may be transacted either:

(a) through a Clearing System;

(b) outside any Clearing System; or

(c) by a combination of (a) and (b).

5.2 Transactions through a Clearing System

If transactions in respect of the Notes are to be made through a Clearing System, on the Issue Date for the Notes:

(a) the Issuer agrees to lodge the Notes, or arrange for the Notes to be lodged in the relevant Clearing System and request that those Notes be transferred to the account of each Dealer (or any other account as directed by that Dealer) against payment of the relevant portion of the Purchase Price; and

(b) each Dealer agrees to pay the Purchase Price for the relevant Notes to be purchased by it:

(i) in the case of Notes to be lodged in the Austraclear System, by effecting settlement through the Austraclear System on the Issue Date for those Notes; or

(ii) in the case of Notes lodged in another Clearing System, by transferring funds to the relevant account of a paying agent with that Clearing System or its nominee for value on the Issue Date for those Notes; or

(iii) in any other manner agreed between the Issuer and that Dealer.

5.3 Clearing System rules apply

Transactions between the Issuer and Dealer relating to Notes lodged in a Clearing System are subject to the rules and regulations of that Clearing System.

5.4 Transactions not through a Clearing System

If transactions in respect of a Note are not to be transacted through a Clearing System then on the Issue Date for the Note:

(a) the Issuer agrees to procure the issue of and the registration of the Notes in the name of the Dealers (or as otherwise directed by the Dealers) for their respective allocations against payment of the Purchase Price;

(b) each Dealer agrees to pay the Purchase Price for the Notes to be purchased by it in immediately available funds in the manner agreed between the Issuer and the Dealer; and

(c) as soon as possible after it receives payment under paragraph (b), the Issuer agrees to issue or procure the issue to the Dealer of so many numbers of marked transfer and acceptance forms for the Notes purchased by the Dealer on that date as the Dealer reasonably requests.

Part 4 **Standard terms**

6 Dealers' acknowledgments and obligations

6.1 No disclosure document or prospectus

Unless specified in the relevant Pricing Supplement, each Dealer acknowledges that:

(a) no prospectus or other disclosure document in relation to Notes or the Programme has been lodged with the Australian Securities and Investments Commission or any other authority; and

(b) no action has been taken, or will be taken, in any jurisdiction which would permit a public offering of the Notes, or possession or distribution of the Information Memorandum or any other offering material in relation to Notes, in any jurisdiction where action for that purpose is required.

6.2 Dealers to observe applicable law

Each Dealer agrees to comply with any applicable law or directive in any jurisdiction in which it may subscribe for, offer, sell or transfer Notes.

Each Dealer (i) shall ensure that offers to purchase the Notes shall not be accepted unless it is satisfied that the identity of the subscribers of the Notes has been sufficiently established, (ii) represents that its policies and procedures include "know your customer" policies and procedures that satisfy the requirements of law applicable to it, and (iii) shall comply with the laws of Australia in relation to anti-money laundering and the financing of terrorism.

6.3 Selling Restrictions

Each Dealer agrees that it will not directly or indirectly subscribe for, offer, sell or transfer Notes, or distribute any Information Memorandum or other offering material in relation to the Notes, in any jurisdiction except in accordance with:

(a) this agreement;

(b) the Selling Restrictions;

(c) any additional restrictions or changes to the Selling Restrictions which are set out in the applicable Subscription Agreement or the relevant Pricing Supplement; and

(d) any applicable law or directive of that jurisdiction.

6.4 Change to Selling Restrictions

The Issuer may change the Selling Restrictions following a change in any law or directive or in its interpretation or administration by an authority or the introduction of a new law or directive.

Any change must be included in any relevant Pricing Supplement and any relevant Subscription Agreement, where relevant to that issue of Notes.

If a Dealer has agreed to purchase Notes in accordance with this agreement, the Issuer may not change the Selling Restrictions until after those Notes have been issued unless that Dealer otherwise consents unless such change reflects a change in law or directive or its interpretation or administration by an authority or the introduction of a new law or directive.

6.5 Dealers to obtain authorisations

Each Dealer agrees to obtain all authorisations (including an Australian financial services licence) required by it for the subscription, offer, sale or transfer by it of Notes under any applicable law or directive in any jurisdiction to which it is subject or in which it subscribes for, offers, sells or distributes Notes. None of the Issuer, any Lead Manager or an Arranger has any responsibility for obtaining those authorisations.

7 Information Memorandum

7.1 Issuer to give copies of the Information Memorandum and other documents

The Issuer agrees to give to each Dealer upon request, prior to the Issue Date relating to the relevant Notes, copies of:

(a) the Information Memorandum and each supplement, amendment, or replacement of it;

(b) the documents incorporated by reference in it;

(c) each Pricing Supplement relating to the Notes in respect of which a Dealer is a Dealer; and

(d) the Registry Services Agreement,

in each case in such number as may from time to time reasonably be requested by each Dealer.

7.2 Authority to distribute

Subject to clause 6 ("Dealers' acknowledgments and obligations"), the Issuer authorises each Dealer to give to actual and potential purchasers of the Notes copies of the Information Memorandum.

The Issuer may from time to time update the Information Memorandum and each Dealer agrees to only use the most recent Information Memorandum received by them except as otherwise permitted under clause 7.5 ("Secondary market distribution").

7.3 Withdrawal of Information Memorandum

If the Issuer becomes aware of any thing which renders anything contained in the Information Memorandum inaccurate or incomplete, or misleading or deceptive or likely to mislead or deceive (including by omission), in each case, in any material respect, it agrees to notify the Arrangers and the Dealers promptly and either:

(a) advise the Arrangers and the Dealers that the Information Memorandum is to be withdrawn; or

(b) ensure that a new Information Memorandum (or a supplement to the existing Information Memorandum) is prepared and made available to the Arrangers and the Dealers.

Subject to clause 7.5 ("Secondary market distribution"), the Arrangers and the Dealers must not distribute any Information Memorandum which has been withdrawn under this clause.

7.4 Authorised information

The Issuer has not authorised the Dealers to give any information or make any representation in connection with the Notes, the Programme or the financial condition or affairs of the Issuer which is not contained in, or consistent with, the most recent Information Memorandum.

However, this does not prevent a Dealer giving actual or potential purchasers of Notes:

(a) copies of written confirmation of ratings made by the Rating Agency in relation to the Issuer, the Notes or the Programme which have not been notified to that Dealer by the Issuer as being withdrawn or out of date and in accordance with any requirements from the Rating Agency; and

(b) any other information or representation approved from time to time by the Issuer in writing and which has not been notified to that Dealer by the Issuer as being withdrawn or out of date.

7.5 Secondary market distribution

For the purpose of facilitating a secondary market in Notes issued before the most recent Information Memorandum, the Dealers may distribute a copy of the Information Memorandum in force at the date of issue of those Notes to existing holders, and potential purchasers, of those Notes. The Dealers agree that they may only do this if they expressly draw to the attention of those persons that the Information Memorandum is provided only for the purpose of giving information in relation to the Conditions of those Notes.

8 Representations and warranties

8.1 Representations and warranties

In respect of each issue of Notes, the Issuer represents and warrants to the relevant Dealer(s) that:

(a) the Information Memorandum does not, and any applicable Pricing Supplement (when read together with the Information Memorandum) will not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that this representation and warranty does not apply to statements in or omissions from the Information Memorandum based upon information concerning any Dealer furnished to the Issuer in writing by or on behalf of such Dealer expressly for use therein;

(b) the Issuer is duly established and existing under the Charter;

(c) any applicable Pricing Supplement and Subscription Agreement, as of its date, has been duly authorised, executed and delivered by the Issuer;

(d) the creation, issue, sale, execution and delivery of the Notes specified in the applicable Pricing Supplement have been duly authorised, and when duly issued, delivered and paid for, such Notes will constitute valid, binding and unconditional, direct, general obligations of the Issuer, enforceable in accordance with their terms; the Notes will rank *pari passu* without any preference, one above the other by reason of priority of date of issue, currency of payment or otherwise, with all other bonds, notes or other debt obligations or guarantees of the Issuer then outstanding and relating to its ordinary capital resources; the Notes will conform in all material respects to the description thereof contained in the Information Memorandum and the

applicable Pricing Supplement; and neither the issuance or sale of such Notes nor the taking of any other action herein contemplated will result in a breach by the Issuer of any terms of, or constitute a default under, any agreement or undertaking of the Issuer;

(e) each of the Note Deed Poll and each of the Registry Services Agreement has been duly authorised, executed and delivered by the Issuer and constitutes a valid and binding obligation of the Issuer, enforceable in accordance with its terms;

(f) there has not been any material adverse change in the condition, financial or otherwise, of the Issuer from that set forth in the Information Memorandum since the date of the most recent financial statements incorporated by reference in the Information Memorandum;

(g) the Issuer has obtained, or prior to the Issue Date of any particular issue of Notes will have obtained, all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes specified in the applicable Pricing Supplement; and

(h) the aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of the Notes specified in the applicable Pricing Supplement, together with the aggregate nominal amount (or, in the case of non-interest bearing Notes, the aggregate proceeds) of all Notes issued by the Issuer in the same calendar year does not exceed the amount authorised by the Board of Directors of the Issuer in its global borrowing authorisation for such calendar year.

8.2 Repetition of representations and warranties

The representations and warranties in this clause 8 are taken to be made (by reference to the then current circumstances) on:

(a) the date of each Subscription Agreement; and

(b) each Issue Date.

8.3 Reliance

The Issuer acknowledges that each Dealer has entered into the respective Relevant Agreement in reliance on the representations and warranties in this clause 8.

9 Undertakings

In respect of each issue of Notes, the Issuer undertakes to the relevant Dealer(s):

(a) if any event shall occur as a result of which, in the judgment of the Issuer, the Information Memorandum or any applicable Pricing Supplement (when read together with the Information Memorandum) as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Issuer shall promptly notify those Dealers party to the relevant Subscription Agreement in respect of Notes that have not, as of such time, been issued, and shall prepare an amendment or supplement to the Information Memorandum or such Pricing Supplement, as the case may be, that will correct such untrue statement or omission;

(b) before amending or supplementing any applicable Pricing Supplement or, in respect of any particular issue of Notes, the Information Memorandum, the Issuer shall furnish those Dealers party to the relevant Subscription

Agreement in respect of Notes that have not, as of such time, been issued copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of such Dealers and their counsel;

(c) if (i) there has been any downgrading of one or more of the Issuer's ratings by a credit rating agency that rates the Issuer's debt securities, or if the Issuer has received any notice from such an agency of (A) any intended or potential downgrading or (B) any review with possible negative implications in respect of one or more of the Issuer's ratings, (ii) the representations and warranties of the Issuer contained herein will not be true and correct on an Issue Date as though made at and as of such date, (iii) the Issuer will not have performed all of its obligations under the applicable Subscription Agreement required to be performed or satisfied on or prior to such Issue Date, or (iv) the Information Memorandum does not contain all material information relating to the assets and liabilities, financial position, and net income of the Issuer, or anything has happened or is expected to happen that would require the Information Memorandum to be supplemented or updated, then the Issuer shall promptly so notify each relevant Dealer that has entered into any Subscription Agreement in respect of Notes that have not, as of such time, been issued and

(d) in relation to any Notes issued by it, which are to be listed on the Australian Securities Exchange or any other stock exchange:

(i) to use its reasonable endeavours to obtain and maintain the listing of those Notes; and

(ii) to comply with the rules and requirements of the Australian Securities Exchange or that other stock exchange in connection with those Notes (including any undertaking it gives to the Australian Securities Exchange or such other stock exchange in connection with those Notes).

10 Fees

The Issuer agrees to pay the Dealers' fees (if any) in respect of Notes that it issues as may be agreed between them from time to time.

11 Costs and indemnities

11.1 What the Issuer agrees to pay

The Issuer and the relevant Dealer(s) will agree separately in writing which party or parties shall be responsible for the payment of certain costs in relation to the relevant Notes.

The Issuer agrees to pay amounts due under this clause on demand from the relevant Dealer.

11.2 Indemnity by Issuer

The Issuer indemnifies each Dealer against any liabilities or loss arising from, and any reasonable Costs incurred in connection with, any untrue statement or alleged untrue statement of a material fact contained in the Information Memorandum or any Pricing Supplement in connection with the offer and sales of Notes, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission

based upon information relating to such Dealer furnished to the Issuer in writing by such Dealer expressly for use therein.

No amount is payable under this clause to the extent the liability, loss or Costs are due to the fraud, wilful misconduct or negligence of the Dealer.

The Issuer agrees to pay amounts due under this indemnity on demand from the relevant Dealer.

11.3 Indemnity by Dealers

Each Dealer, on a several and not joint basis, indemnifies the Issuer, against any liability or loss arising from, and any reasonable Costs incurred in connection with, any failure by that Dealer:

(a) to comply with its obligations set out in this agreement; and

(b) to pay any sum due in respect of the purchase of any Note, or to purchase any Note which the Dealer is obliged to purchase, including any liability or loss arising from, and any Costs incurred by the Issuer in connection with, the raising of funds to cover any short fall in funds as a result of that Dealer's default.

No amount is payable under this clause to the extent the liability, loss or Costs are due to the fraud, wilful misconduct or negligence of the Issuer.

Each Dealer agrees to pay amounts due under this indemnity on demand from the Issuer.

11.4 Payment of third party losses

Each person ("**Indemnifier**") indemnifying another person ("**Indemnified Person**") under clause 11.2 ("Indemnity by Issuer") or clause 11.3 ("Indemnity by Dealers") agrees to pay on demand to the relevant Indemnified Person, an amount equal to any liability or loss and any Costs of the kind referred to in clause 11.2 ("Indemnity by Issuer") (if the Indemnified Person is a Dealer) or clause 11.3 ("Indemnity by Dealers") (if the Indemnified Person is the Issuer) suffered or incurred by any director, attorney, employee, officer, contractor or agent of that Indemnified Person.

No amount is payable under this clause to the extent the liability, loss or Costs referred to above are due to the fraud, wilful misconduct or negligence of the relevant person.

No Indemnified Person has any duty or other obligation (whether as fiduciary or trustee or otherwise) to recover any such payment or to account to any other person for any amounts paid to it under this clause 11.4.

11.5 Claims under indemnity

If an Indemnified Person under clause 11.2 ("Indemnity by Issuer") or clause 11.3 ("Indemnity by Dealers") (as the case may be) becomes aware of a claim, demand or action (each a "**Claim**") that may result in amounts being payable under that indemnity, the Indemnified Person must promptly notify the Indemnifier in writing (but failure to do so does not relieve the Indemnifier from liability).

11.6 Conduct of claims

The Indemnified Person agrees:

(a) to consult in good faith and agree with the Indemnifier as to the identity of the legal advisers to be retained to represent the Indemnified Person in relation to any Claim;

(b) to keep the Indemnifier informed at all times about the status of any Claim and consult in good faith with the Indemnifier about the conduct of the defence of the Claim; and

(c) to conduct the defence of the Claim in the same manner it would if it did not have the benefit of the indemnity under clause 11.2 ("Indemnity by Issuer") or clause 11.3 ("Indemnity by Dealers") (as the case may be).

11.7 Reasonable details

Any claim made by an Indemnified Person under an indemnity must be accompanied by a statement giving reasonable details of the calculation of the amount in respect of which the indemnity is claimed.

11.8 Consent to settlement

The Indemnifier need not indemnify an Indemnified Person in connection with any Claim which is settled or compromised by the Indemnified Person without the consent of the Indemnifier (unless the Indemnifier has unreasonably withheld or delayed its consent).

Part 5 **Dealers and Agents**

12 Scope of relationship

12.1 Dealers' relationships

The appointment as a Dealer or Lead Manager does not mean that the Dealer or Lead Manager:

(a) is a trustee for the benefit of;

(b) is a partner of; or

(c) has a fiduciary duty to, or other fiduciary relationship with,

any Dealer, the Issuer or any other person.

12.2 Dealers not acting as agent of Issuers

All purchases of Notes by a Dealer are made by it acting as principal. No Dealer is acting as agent of the Issuer under any Programme Document.

12.3 Nature of obligations

Except as expressly provided in this agreement, the obligations of the Issuer and each Dealer under the Programme Documents are several and independent and:

(a) the failure of one or more of them to comply with their obligations does not relieve the others of their respective obligations;

(b) no one of them is responsible for the failure of any one or more of the others to comply with their obligations; and

(c) each of them may separately enforce its rights against the others.

12.4 Nature of obligations under Subscription Agreement

Nothing in clause 12.3 ("Nature of obligations") prevents one or more Dealers from entering into a Subscription Agreement jointly or individually.

13 Dealer appointment and termination

13.1 Appointment of Dealers

The Issuer may from time to time appoint reputable financial institutions as Dealers in relation to a particular Tranche of Notes. Dealers have all of the rights and obligations expressed to be applicable to Dealers set out in this agreement.

13.2 When appointment of Dealer takes effect

The appointment of a financial institution as a Dealer takes effect when a Subscription Agreement substantially in the form set out in Schedule 2 ("Form of Subscription Agreement") in respect of that Tranche containing appointment provisions is signed.

13.3 Rights of Dealers

Subject to clause 17.9 ("Indemnities"), Dealers have no further rights under this agreement, when the relevant Notes have been issued.

This discharge does not prejudice any accrued right.

14 Calculation Agents

14.1 Appointment of Calculation Agent

The Issuer agrees to appoint a Calculation Agent if it is required by the relevant Conditions.

14.2 Calculation Agency Agreements

The Issuer and each Calculation Agent must execute an agreement substantially in the form of the agreement set out in Schedule 3 ("Form of Calculation Agency Agreement (clause 14 ("Calculation Agents"))").

14.3 Dealer as calculation agent

If a Dealer is to be the calculation agent in respect of an issue of Notes and an agreement set out in Schedule 3 ("Form of Calculation Agency Agreement (clause 14 ("Calculation Agents"))") has not been executed by the Issuer and that Dealer, the Dealer will be taken to have entered into an agreement in that form in relation to those Notes.

Part 6 **General**

15 Dealing with interests

No party may assign or otherwise deal with its rights under (in the case of the Issuer) any Programme Document or (in the case of the other parties to this agreement) this agreement or a Relevant Agreement, or allow any interest in them to be varied, without the consent of each other party to that Programme Document. Nothing in this clause affects the rights of Dealers to transfer Notes.

16 Notices

16.1 Form – all communications

Unless expressly stated otherwise in the Programme Document, all notices, certificates, consents, approvals, waivers and other communications in connection with that Programme Document must be in writing, signed by an Authorised Officer of the sender and marked for attention as set out or referred to in the Details or, if the recipient has notified otherwise, marked for attention in the way last notified.

16.2 Form – communications sent by email

Communications sent by email need not be marked for attention in the way stated in clause 16.1 ("Form – all communications"). However, the email must state the first and last name of the sender.

Communications sent by email are taken to be signed by the named sender.

16.3 Delivery

They may be:

(a) left at the address set out or referred to in the Details or, in the case of a Dealer, at the address notified by such Dealer to the Issuer;

(b) sent by prepaid post (airmail, if appropriate) to the address set out or referred to in the Details or, in the case of a Dealer, to the address notified by such Dealer to the Issuer;

(c) sent by fax to the fax number set out or referred to in the Details or, in the case of a Dealer, to the fax number notified by such Dealer to the Issuer; or

(d) sent by email to the address (if any) set out or referred to in the Details or otherwise specified in the relevant document as the email address for communications.

However, if the intended recipient has notified a changed postal address or changed fax number or changed email address, then the communication must be to that address or number or email address.

16.4 When effective

They take effect from the time they are taken to be received unless a later time is specified in them.

16.5 Deemed receipt - postal

If sent by post, they are taken to be received three days after posting (or ten days after posting if sent to or from a place outside Australia).

16.6 Deemed receipt - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

16.7 Deemed receipt - email

If sent by email:

(a) when the sender receives an automated message confirming delivery; or

(b) four hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered,

whichever happens first.

16.8 Deemed receipt - general

Despite clauses 16.5 ("Deemed receipt - postal "), 16.6 ("Deemed receipt - fax ") and 16.7 ("Deemed receipt – email"), if they are received after 5.00 pm in the place of receipt or on a non-Business Day, they are taken to be received at 9.00 am on the next Business Day.

16.9 Waiver of notice period

A party may waive a period of notice required to be given by the Issuer under this agreement.

17 General

17.1 Application to Programme Documents

If anything in this clause 17 is inconsistent with a provision in another Programme Document, then the provision in the other Programme Document prevails for the purposes of that Programme Document.

17.2 Prompt performance

Subject to clause 17.12 ("Time of the essence"):

(a) if this agreement or a Relevant Agreement specifies when a party agrees to perform an obligation, the party agrees to perform it by the time specified; and

(b) each party agrees to perform all other obligations promptly.

17.3 Consents

Each party agrees that if it relies on a consent given by another party in connection with this agreement or a Relevant Agreement, it will comply with all conditions in that consent.

17.4 Certificates

A Lead Manager or a Dealer may give the Issuer a certificate about an amount payable in connection with this agreement or a Relevant Agreement. The certificate is sufficient evidence of the amount, unless it is proved to be incorrect.

17.5 Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent under this agreement or a Relevant Agreement in any way it considers appropriate (including by imposing conditions) unless this agreement expressly provides otherwise.

17.6 Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time under this agreement or a Relevant Agreement the party may still exercise it later.

17.7 No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy under this agreement or a Relevant Agreement.

17.8 Remedies cumulative

The rights and remedies of a party under this agreement or a Relevant Agreement are in addition to other rights and remedies given by law independently of this agreement or a Relevant Agreement.

17.9 Indemnities

Any indemnity in this agreement or a Relevant Agreement is a continuing obligation, independent of a party's other obligations under this agreement or a Relevant Agreement and continues after the agreement ends (and after the appointment of a Dealer ends).

17.10 Rights and obligations are unaffected

Rights given to a party under this agreement or a Relevant Agreement and the Issuer's liabilities under it are not affected by anything which might otherwise affect them at law.

17.11 Supervening legislation

Any present or future legislation which operates to vary the obligations of the Issuer in connection with this agreement or a Relevant Agreement with the result that the Dealer's rights, powers or remedies are adversely affected (including by way of delay or postponement) is excluded except to the extent that its exclusion is prohibited or rendered ineffective by law.

17.12 Time of the essence

Time is of the essence in any agreement or a Relevant Agreement in respect of an obligation of a party to pay money.

17.13 Variation and waiver

A provision of this agreement or a Relevant Agreement, or right created under it, may not be waived or varied except in writing signed by the party or parties to be bound.

17.14 Confidentiality

Each party agrees not to disclose information provided by any other party that is not publicly available (including the existence of or contents of any Programme Document specified in the Details) except:

(a) to any person in connection with an exercise of rights or a dealing with rights or obligations under a Programme Document;

(b) to officers, employees, legal and other advisers and auditors of the Issuer or a Dealer;

(c) to any party to this agreement or any Related Entity of any party to this agreement, provided the recipient agrees to act consistently with this clause 17.14;

(d) with the consent of the party who provided the information (such consent not to be unreasonably withheld); or

(e) as required by any law, a regulator or stock exchange.

Each party consents to disclosures made in accordance with this clause 17.14.

17.15 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

17.16 Governing law

This agreement is governed by the law in force in the place specified in the Details, and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

17.17 Serving documents

Without preventing any other method of service, any document in a court action may be served on a party by being delivered to or left at that party's address for service of notices under clause 16 ("Notices").

17.18 Agent for service of process

The ADB Pacific Liaison and Coordination Office of Level 20, 45 Clarence Street, Sydney NSW 2000 may be served with any document referred to in clause 17.17 ("Serving documents"). If for any reason that person ceases to act as such, the Issuer will immediately appoint another person with an office located in New South Wales to receive any such document and promptly notify the Arrangers and the Dealers of such appointment.

18 Interpretation

18.1 Definitions

These meanings apply unless the contrary intention appears:

Arrangers mean the persons so described in the Details and each of them shall be an "**Arranger**";

Austraclear means Austraclear Ltd (ABN 94 002 060 773);

Austraclear Regulations means the regulations known as "Austraclear System Regulations", together with any instructions or directions, (as amended or replaced from time to time) established by Austraclear to govern the use of the Austraclear System and binding on the participants in that system;

Austraclear System means the clearing and settlement system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system;

Australian Securities Exchange means the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691);

Authorised Officer means:

(a) in the case of a Dealer or a Lead Manager, a director or secretary of the Dealer or Lead Manager as the case may be or an officer of that party whose title contains the word "director", "chief", "head", "president", "manager" or "dealer", or a person performing the functions of any of them, or any other person appointed by that party as an Authorised Officer for the purposes of the Programme Documents and the Notes; and

(b) in the case of the Issuer, a person appointed by the Issuer as an Authorised Officer for the purposes of the Programme Documents and the Notes whose specimen signature has been given to the Arrangers;

Business Day means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in such place(s) as may be specified in the relevant Pricing Supplement;

Calculation Agent means the Registrar or any other person specified in the Pricing Supplement as the party responsible for calculating the interest rate and other amounts required to be calculated under the Conditions or specified in the relevant Pricing Supplement;

Charter means the Agreement Establishing the Asian Development Bank;

Clearing System means:

(a) the Austraclear System; or

(b) any other clearing system specified in the Pricing Supplement;

Conditions means, in relation to a Note, the terms and conditions applicable to that Note set out in the Information Memorandum specified in, and as supplemented, amended or replaced by the relevant Pricing Supplement and references to a particular numbered Condition shall be construed accordingly;

Corporations Act means the Corporations Act 2001 of Australia;

Costs includes costs, charges and expenses, including those incurred in connection with advisers;

Dealer means subject to clause 1.2 ("Appointments of Dealers"), each Dealer appointed in a Subscription Agreement pursuant to clause 13.2 ("When appointment of Dealer takes effect"), other than a Dealer whose appointment has expired under clause 13 ("Dealer appointment and termination");

Denomination means the notional face value of a Note specified in the Pricing Supplement;

Details means the section of this agreement headed "Details";

Event of Default has the meaning given to it in the Conditions;

Information Memorandum means, in respect of a Note:

(a) the Information Memorandum dated 21 December 2016 or the then latest information memorandum which replaces that document; and

(b) the information memorandum or other offering document referred to in the Pricing Supplement,

in each case, prepared by, or on behalf of, and approved by, the Issuer in connection with the issue of Notes and all documents incorporated by reference in it, including any relevant Pricing Supplement and any other amendments or supplements to it, provided that, and for the avoidance of doubt, for the purposes of clause 8.2 ("Repetition of representations and warranties"), in respect of the date of each Subscription Agreement and each Issue Date, the Information Memorandum as at the date on which the Subscription Agreement is made, but not including any subsequent revision, supplement or amendment to it or incorporation of information in it;

Issue Date means, in relation to a Tranche, the date on which a Note is, or is to be, issued and as may be specified, or determined, in accordance with, the Pricing Supplement;

Issuer means the person so described in the Details;

Lead Manager means, in relation to any Tranche, a Dealer who is specified in the relevant Pricing Supplement and related Subscription Agreement as the "Lead Manager" or a "Joint Lead Manager" for that Tranche. A reference to "Lead Manager" is a reference to the Lead Manager or the Joint Lead Managers of a Tranche (as the case may be);

Market Disaster means a change in national or international financial, political or economic conditions that, in the reasonable opinion of the Issuer or the Lead Manager or (if none) the relevant Dealer has, or is likely to have, a material adverse effect on the offering, placement, distribution or sale of the Notes or dealings in the Notes in the secondary market;

Maturity Date means the date so specified in, or determined in accordance with, the Pricing Supplement as the date for redemption of that Note;

Note means a medium term debt obligation issued or to be issued by the Issuer under this agreement and which is constituted by, and owing under, the Note Deed Poll, the details of which are recorded in, and evidenced by, entry in the Register. References to any particular type of "Note" or "Notes" shall be read and construed accordingly. All references to Notes must, unless the context otherwise requires, be read and construed as references to the Notes of a particular Series;

Note Deed Poll means:

(a) the deed poll entitled "Second Note Deed Poll" and dated 21 December 2016; and

(b) such other deed poll that supplements, amends, restates, modifies or replaces the deed poll referred to above, or which is otherwise acknowledged to be a deed poll for the purposes of the Programme,

in each case, executed by the Issuer;

Pricing Supplement means, in respect of a Tranche, the pricing supplement specifying the relevant issue details in relation to that Tranche and which may be substantially in the form set out in the Information Memorandum, duly completed and signed by the Issuer;

Private Issue means an issue of Notes as so described in clause 3.1 ("Issue of Notes to Dealers");

Programme means the Issuer's uncommitted revolving programme for the issuance of Notes as described in this agreement and the Information Memorandum;

Programme Documents means the documents described as such in the Details and any document which the Issuer acknowledges in writing to be a Programme Document;

Purchase Price means, in relation to Notes being issued to a Dealer, the price payable by the Dealer to the Issuer under the Subscription Agreement executed in respect of those Notes;

Rating Agency means any of:

(a) Moody's Investors Service Inc.;

(b) S&P Global Ratings;

(c) Fitch Ratings; and/or

(d) any other internationally recognised rating agency specified in a Pricing Supplement in relation to a Series of Notes;

Register means a register, including any branch register, of holders of Notes established and maintained by or on behalf of the Issuer under a Registry Services Agreement;

Registrar means:

(a) Reserve Bank of Australia;

(b) Citigroup Pty Limited (ABN 88 004 325 080); and/or

(c) any other person appointed by the Issuer under a Registry Services Agreement to establish and maintain the Register for that Series on the Issuer's behalf from time to time;

Registry Services Agreement means:

(a) the agreement entitled "Registry Services Agreement" and dated 15 September 1998, between the Issuer and Reserve Bank of Australia;

(b) the agreement entitled "Agency and Registry Services Agreement" and dated 2 July 2012, between the Issuer and Citigroup Pty Limited (ABN 88 004 325 080);

(c) any other agreement between the Issuer and the Registrar in relation to the establishment and maintenance of a Register (and/or performance of any payment or other duties) for any issue of Notes; and/or

(d) any other registry services agreement entered into by the Issuer in connection with an issue of Notes;

Related Entity has the meaning it has in the Corporations Act;

Relevant Agreement means an agreement (whether oral or in writing) between the Issuer and any Dealer for the sale by the Issuer and the purchase by that Dealer of any Notes and includes each Subscription Agreement;

Selling Restrictions means the selling restrictions set out in the section entitled "Selling Restrictions" in the Information Memorandum;

Series means an issue of Notes made up of one or more Tranches all of which form a single Series and are issued on the same Conditions except that the Issue Date (in the case of Notes) and the Interest Commencement Date (as specified in the Pricing Supplement) may be different in respect of a different Tranche of a Series;

Specified Currency means any currency as may be agreed between the Issuer and the Dealers that satisfies the requirements of clause 1.6 ("Currencies") and, in relation to Notes, is specified in the relevant Pricing Supplement;

Subscription Agreement means an agreement between the Issuer and one or more Dealers for the issue by the Issuer, and the subscription by those Dealers, of any Notes and includes any agreement substantially in the form of Schedule 2 ("Form of Subscription Agreement");

Syndicated Issue means an issue of Notes as so described in clause 3.1 ("Issue of Notes to Dealers");

Tenor of a Note means the number of days from and including its Issue Date, but excluding, its Maturity Date; and

Tranche means an issue of Notes specified as such in the relevant Pricing Supplement issued on the same Issue Date and on the same Conditions.

18.2 References to certain general terms

Unless the contrary intention appears, a reference in this agreement:

(a) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(c) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually, but an agreement, representation or warranty by a Dealer binds the Dealer, individually only;

(d) anything (including an amount) is a reference to the whole and each part of it;

(e) a document (including this agreement) includes any variation or replacement of it;

(f) a "**law**" means common law, principles of equity, decree and any statute or other laws made by parliament (and statutes or other law made by parliament includes federal or state laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(g) a "**directive**" includes a treaty, official directive, request, regulation, guideline or policy (whether or not having the force of law) with which responsible participants in the relevant market generally comply;

(h) "**Australian dollars**" or "**A$**" is a reference to the lawful currency of Australia;

(i) a time of day is a reference to Sydney time;

(j) the word "**person**" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(k) a particular person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns; and

(l) the words "**including**", "**for example**" or "**such as**" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

18.3 References to principal

Unless the contrary intention appears, in this agreement:

(a) any reference to "**principal**" is taken to include the Early Termination Amount and the Maturity Redemption Amount (both as defined in the Conditions) in respect of a Note;

(b) the principal amount of a Note issued at a discount is to be taken as at any time to equal the lesser of:

  (i) its Denomination; and

  (ii) if specified in the relevant Pricing Supplement, its Amortised Face Amount (as defined in the Conditions) at that time;

(c) the principal amount of a Note which is to vary by reference to a schedule or formula (where such determination has been previously made in accordance with the Conditions) is to be taken as at any time to equal its varied amount;

(d) the principal amount of a partly paid Note is to be taken to equal its paid up principal amount; and

(e) the principal amount of an instalment Note at any time is to be taken to be its Denomination less the total instalments repaid to the extent that such instalments relate to a repayment of principal.

18.4 Number

The singular includes the plural and vice versa.

18.5 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

EXECUTED as an agreement

Amended and Restated Programme Agreement

Schedule 1 Conditions precedent (clause 2.1 ("Conditions to first issue"))

Conditions to first issue

- Each item must be in English (or accompanied by an English translation) and in form and substance satisfactory to the Arrangers.
- Certification is to be by an authorised signatory of the Issuer or any Authorised Officer of the Issuer that the item is true and complete as at a date no earlier than the date of this agreement.

	Item	Form
1	The Agreement Establishing the Asian Development Bank	Certified copy
2	The Borrowing Regulation of the Issuer, dated 9 December 2008.	Certified copy
3	The Asian Development Bank Act 1966.	Certified copy
4	Specimen signatures of: (a) each Authorised Officer; and (b) each other person who is authorised to sign a Programme Document for the Issuer.	Certified copy
5	This agreement fully signed.	Original
6	The Note Deed Poll fully signed.	Certified copy
7	Each Registry Services Agreement fully signed.	Certified copy
8	Evidence that the Programme has been, or will be, assigned a credit rating by a Ratings Agency.	Copy
9	A legal opinion addressed to the Issuer, the Arrangers and the Registrar from King & Wood Mallesons as Australian legal adviser to the Issuer, substantially in the form agreed by the Issuer, the Arrangers and the Registrar.	Original
10	A legal opinion addressed to the Arrangers and the Registrar from in-house counsel to the Issuer, substantially in the form agreed by the Arrangers and the Registrar.	Original

Amended and Restated Programme Agreement

Schedule 2 Form of Subscription Agreement

Subscription Agreement

Details

Interpretation - Definitions are at the end of this agreement before the schedules.

Parties	**Issuer** and [**Lead Managers and**] **Dealer[s]** as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	+632 632 4120
	Telephone	+632 632 4444
	Attention	Funding Division, Treasury Department
[Lead Managers and] Dealer[s]	Name:	[ ]
	ABN/ACN/ARBN:	[ ]
Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006) as amended and restated on 21 December 2016 in relation to the Australian Dollar Medium Term Note Programme of Asian Development Bank	
Governing law	New South Wales	
Notes to be subscribed for	[ ]	
Date of Subscription Agreement	See Signing page	

General terms

Interpretation - Definitions are at the end of this agreement before the schedules.

1 Appointment of Dealer[s]

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints [each of] [*insert name of non-Dealer financial institution*] to act as a [Lead Manager and] Dealer in respect of the Notes on the terms set out in the Programme Agreement. [The Dealer/Each Lead Manager and Dealer] agrees to perform and comply with all duties and obligations expressed to be assumed by a [Lead Manager and a] Dealer under the Programme Agreement in respect of the Notes. Each [Lead Manager and] Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the [relevant Lead Manager and Dealer] that have arisen prior to such termination.

2 Acknowledgments by [Lead Managers and] Dealer[s]

Each [Lead Manager and] Dealer acknowledges that it has received:

(a) a copy of the Programme Agreement;

(b) copies of the Information Memorandum for the Notes; and

(c) confirmation from the Arrangers to the Programme that the documents referred to in clause 2.1 ("Conditions to first issue") of the Programme Agreement have been received in form and substance satisfactory to them.

3 Subscription

3.1 Subscription

On [*insert date*] or any other date no later than [*insert date*] as is agreed between the Issuer and each of the [Lead Managers and] Dealer[s] ("**Issue Date**"):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

[Include this clause if the [Lead Managers and] Dealer[s] are subscribing for Notes jointly]

(b) the [Lead Managers and] Dealer[s] jointly and severally agree to subscribe for the Notes specified below by paying the aggregate Purchase Price of A$[*insert amount*] in immediately available funds.

[Include this clause if each [Lead Manager and] Dealer is subscribing for Notes individually]

(c) each [Lead Manager and] Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes as set out against its name in immediately available funds.

Name of Dealer	Principal Amount of Notes to be subscribed	Purchase Price
[*insert name of Dealer*]	[*insert*]	$[*insert*]

Amounts set out in the Purchase Price column include a deduction for the dealer fee set out in clause 8 ("Fees and expenses").

If a Lead Manager or a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to that Lead Manager or Dealer and that Lead Manager or Dealer need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

3.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("**Pricing Supplement**") dated [*insert date*] in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises [the/each Lead Manager and] Dealer[s] to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) the Information Memorandum for the Notes; and

(b) the Pricing Supplement; and

(c) any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each [Lead Manager and] Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the other[s] of any of [its][their respective] obligations; and

(b) no one of them is responsible for the failure of one or more of the others to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the other[s].

[*NB: amend as appropriate*]

3.5 Payment

Notwithstanding clause 3.1 ("Subscription") and clause 3.4 ("Obligations – individual and independent"), the Issuer, each Dealer [and Lead Manager] agree [among themselves] that settlement shall take place on the following basis:

(a) [*insert name of one Dealer*] *("[x]")*] agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to deliver the Notes to [x]; and

(c) [x] agrees to deliver the Notes to [the other Dealer[s]/Lead Manager] in the amount[s] specified as set out against its name in column 2 of the table in clause 3.1 ("Subscription") against payment to [x] of an amount equal to [its/their respective] settlement amount[s] specified as set out against its name in column 3 of the table in clause 3.1 ("Subscription") through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 3.5 relieves the Issuer from the obligation to sell the Notes or the Lead Manager[s] and] Dealer[s]] from [its/their respective] obligations to purchase the Notes in accordance with the other provisions of this agreement.

[x] is not responsible to any other party if the Issuer or [*insert names of the Dealers/Lead Managers*] do[es] not comply with [its/their respective] obligations under this agreement and if a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that [Lead Manager and] Dealer under paragraph (c) above and [x] need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

[*NB: Clause 3.5 is only to be inserted if this is agreed before the Issue Date*]

4 Programme Agreement

For the purposes of the Programme Agreement:

(a) the Notes are Notes as defined in the Programme Agreement; and

(b) this agreement is a Subscription Agreement; and

(c) each Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) [[the/each] Lead Manager/each Joint Lead Manager] accepts its appointment as [Lead Manager/Joint Lead Manager] on the terms set out in the Programme Agreement.

5 Procedures

Each [Lead Manager and] Dealer acknowledges that the issue of Notes under this agreement is a [Private Issue]/[Syndicated Issue] of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to [Private Issue]/[Syndicated Issue] applies to Notes issued under this agreement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that each [Lead Manager and] Dealer's obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, each Dealer may terminate this agreement and the Dealers are released from their respective obligations under it.

7 [Recognition of bail-in legislation

Notwithstanding and to the exclusion of any other term of this agreement or any other agreements, arrangements, or understanding between a Dealer and the Issuer, the Issuer acknowledges and accepts that a BRRD Liability arising under this agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Issuer under this agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

   (i) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

   (ii) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Issuer of such shares, securities or obligations);

   (iii) the cancellation of the BRRD Liability; and/or

   (iv) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b) the variation of the terms of this agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this clause 7:

"**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"**BRRD Liability**" means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.]

[*NB: Clause 7 is only to be inserted if the Dealer is an EU financial institution subject to the BRRD*]

8 Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to the issue of Notes under this agreement will be dealt with in a separate side letter to be dated the date of this agreement.

[*NB: Amend as appropriate*]

9 Selling restrictions

The Issuer and each of the Dealers agree that the selling restrictions set out in the Programme Agreement are changed for the purposes of clause 6.4 ("Change to Selling Restrictions") of the Programme Agreement as follows:

[*Insert modification/supplement of amended as appropriate*]

10 Notices

Clause 16 ("Notices") of the Programme Agreement applies to this agreement.

However, if the Notes are issued by way of Syndicated Issue, any communication to a Dealer must be sent to the address or fax number of the Lead Manager as set out or referred to in the Details. The Lead Manager must give a copy of any notice it receives under this clause to the Dealer.

11 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

12 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

13 Non-waiver of privileges and immunities of the Issuer

Nothing in this agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Issuer under the Agreement Establishing the Asian Development Bank, or applicable law or international law.

14 Interpretation

14.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Dealer means each person so described in the Details;

Details means the section of this agreement headed "Details";

[**Joint Lead Manager** means the person so described in the Details;]

[**Lead Manager** means the person so described in the Details;]

Note means the notes to be subscribed for under this agreement as set out in the Details;

Programme Agreement means the agreement so described in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 3.1 ("Subscription").

14.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

[Include execution clauses for Issuer and Dealers]

Calculation Agency Agreement

Details

Interpretation - Definitions are at the end of this agreement before the schedules.

Parties	**Issuer** and **Calculation Agent** as described below or in the Programme Agreement described below.	
Issuer	Name	Asian Development Bank
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	+632 632 4120
	Telephone	+632 632 4444
	Attention	Funding Division, Treasury Department
Calculation Agent	Name:	[ ]
	ABN/ACN/ARBN:	[ ]
Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006) as amended and restated on 21 December 2016 in relation to the Australian Dollar Medium Term Note Programme of Asian Development Bank	
Governing law	New South Wales	
Notes to be subscribed for	[*insert details*]	
Date of Calculation Agency Agreement	See Signing page	

Interpretation – Definitions are at the end of this agreement before the schedules.

1 Appointment of Calculation Agent

1.1 Appointment

The Issuer appoints the Calculation Agent described in the Details to act as its calculation agent in connection with the Notes.

1.2 Extent of authority and obligations

The Issuer authorises the Calculation Agent to calculate the redemption amount, and, if applicable, the amount of interest, in respect of the Notes in accordance with this agreement and the Conditions. The Calculation Agent shall ensure that any determination of the redemption amount or amount of interest in respect of the Notes shall be consistent with the corresponding amount receivable by the Issuer under the relevant swap transaction entered into in connection with the Notes as evidenced by a swap confirmation with an effective date of [ ] Reference No.: [ ].

The Calculation Agent shall carry out the obligations of a Calculation Agent as expressly set out in this agreement and in the Conditions. The Issuer acknowledges that the Calculation Agent has no obligations except those expressly set out in this agreement and the Conditions.

1.3 Acceptance of appointment

The Calculation Agent agrees to act as the agent of the Issuer in accordance with this agreement and the Conditions.

2 Conditions of appointment

2.1 Excluded roles and duties

In acting under this agreement, the Calculation Agent acts as an independent expert. The appointment as calculation agent does not mean that the Calculation Agent:

(a) is a trustee for the benefit of; or

(b) is a partner of; or

(c) has a fiduciary duty to, or other fiduciary relationship with,

the Issuer, a holder of Notes or any other person, except as expressly set out in this agreement.

2.2 Calculation Agent in capacity of a holder of Notes

If the Calculation Agent is also a holder of Notes, then in its capacity as a holder of Notes it:

(a) has the same rights and obligations under the Notes as the other holders of Notes; and

(a) may exercise those rights and agrees to comply with those obligations independently from its role as Calculation Agent as if it were not the Calculation Agent.

2.3 Agent may rely on communications and opinions

The Calculation Agent may rely:

(a) on any communication or document they believe to be genuine and correct and to have been signed or sent by the appropriate person; and

(a) as to legal, accounting, taxation or other professional matters, on opinions and statements of any legal, accounting, taxation or professional advisers used by them.

2.4 Calculations are binding

All calculations and determinations made by the Calculation Agent under this agreement are (except in the case of manifest error) binding on the Issuer, the Calculation Agent and the holders of the Notes.

2.5 No liability

The Calculation Agent is not responsible or liable to any holder of Notes in connection with the exercise by the Calculation Agent of its powers, duties or discretion in accordance with this agreement.

3 Change of Calculation Agent

3.1 Termination

The Issuer may end the appointment of a Calculation Agent by giving the Calculation Agent notice of its intention to do so, specifying the date it proposes the termination to take effect.

3.2 Resignation

The Calculation Agent may resign by giving the Issuer notice of its intention to do so, specifying the date it proposes the resignation to take effect.

3.3 When retirement or removal of Calculation Agent takes effect

The retirement or removal of the Calculation Agent takes effect only when a successor Calculation Agent has been appointed.

3.4 Permitted successors

The successor Calculation Agent may be a reputable and experienced bank or financial institution (or a Related Entity of either of them) nominated (in the case of retirement) by the retiring Calculation Agent or (in the case of removal) by the Issuer.

3.5 Obligations of retiring and successor Calculation Agent

When a successor Calculation Agent is appointed, the retiring Calculation Agent is discharged from any further obligation under this agreement. (This discharge does not prejudice any accrued right or obligation). The new Calculation Agent and each other party to this agreement have the same rights and obligations among themselves as they would have had if the new Calculation Agent had been a party to this agreement at the date of this agreement.

3.6 Notice of retirement or removal

The Issuer agrees to notify the holder of Notes of any retirement or removal of the Calculation Agent, and the appointment of a successor Calculation Agent as soon as possible after the retirement removal, or appointment takes effect.

3.7 Calculation Agent must deliver records

On the date any retirement or removal of the Calculation Agent takes effect, the retiring or removed Calculation Agent agrees to deliver to the Issuer (or as it directs) all records maintained by it under this agreement.

4 Fees and expenses

The payment of fees (if any) and/or out-of-pocket expenses (if any) relating to this agreement will be dealt with in a separate side letter to be dated the date of this agreement.

5 Indemnities

5.1 Indemnity by Issuer

The Issuer indemnifies the Calculation Agent against any liability or loss arising from, and any Costs incurred in connection with the Calculation Agent exercising its powers and duties under this agreement except to the extent that they are due to the fraud, wilful misconduct or negligence of the Calculation Agent or the breach by the Calculation Agent of this agreement.

The Issuer agrees to pay amounts due under this indemnity on demand from the Calculation Agent.

5.2 Indemnity by Calculation Agent

The Calculation Agent indemnifies the Issuer against any liability or loss arising from, and any Costs incurred in connection with the fraud, wilful misconduct or negligence of the Calculation Agent or the breach by the Calculation Agent of this agreement.

The Calculation Agent agrees to pay amounts due under this indemnity on demand from the Issuer.

6 Notices

The "Notices" clause of the Programme Agreement described above applies to this agreement as if it was fully set out in this agreement.

7 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

8 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

9 Interpretation

9.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Calculation Agent means the person so described in the Details;

Details means the section of this agreement headed "Details";

Programme Agreement means the agreement so described in the Details; and

Notes means such Notes in respect of which the Calculation Agent is appointed.

9.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

[Include execution clauses for Issuer and Calculation Agent]

Amended and Restated Programme Agreement
Signing page

DATED: 21 December 2016

ISSUER

SIGNED by Maria A. Lomotan, Assistant Treasurer)
as authorised representative for **ASIAN DEVELOPMENT BANK** in the presence of:

Pemolato
....
Signature of witness

Pamela E. Molato
....
Name of witness (block letters)

ARRANGERS

SIGNED by

as attorney for **ROYAL BANK OF CANADA** under power of attorney in the presence of:



Signature of witness

DANIEL WILSON

Name of witness (block letters)



By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by

and

as attorneys for **WESTPAC BANKING CORPORATION** under power of attorney:

....

....

By executing this agreement each attorney states that the attorney has received no notice of revocation of the power of attorney

ARRANGERS

SIGNED by

as attorney for **ROYAL BANK OF CANADA** under power of attorney in the presence of:

....
Signature of witness

....
Name of witness (block letters)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by

and

as attorneys for **WESTPAC BANKING CORPORATION** under power of attorney:



Peter Dalton
Tier One Attorney

....



Allan O'Sullivan
Tier One Attorney

....
By executing this agreement each attorney states that the attorney has received no notice of revocation of the power of attorney

KING&WOOD
MALLESONS

Subscription Agreement

Dated 14 July 2017

In relation to the
A$200,000,000 5.00% Notes due 9 March 2022 (to be consolidated, form a single series and be fungible with the A$500,000,000 5.00% Notes due 9 March 2022 issued on 9 March 2012 and the A$300,000,000 5.00% Notes due 9 March 2022 issued on 2 October 2012) and A$100,000,000 3.40% Notes due 10 September 2027 (to be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017)

Asian Development Bank ("**Issuer**")

Deutsche Bank AG, Sydney Branch
Royal Bank of Canada
The Toronto-Dominion Bank
("**Lead Managers and Dealers**")

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com

Details

Interpretation - Definitions are at the end of this agreement.

Parties	**Issuer** and **Lead Managers and Dealers** as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	+632 632 4120
	Telephone	+632 632 4444
	Attention	Assistant Treasurer, Funding Division, Treasury Department
Lead Managers and Dealers	Name	**Deutsche Bank AG, Sydney Branch**
	ABN	13 064 165 162
	Address	Level 16 Deutsche Bank Place Corner of Hunter and Phillip Streets Sydney NSW 2000 Australia
	Fax	+61 2 8258 2220
	Telephone	+61 2 8258 2657
	Attention	Head of Debt Capital Markets
	Name	**Royal Bank of Canada**
	ABN	86 076 940 880
	Address	Level 47 2 Park Street Sydney NSW 2000 Australia
	Fax	+61 2 9033 3033
	Telephone	+61 2 9264 2855
	Attention	Head of Debt Capital Markets

	Name	**The Toronto-Dominion Bank**
	Address	60 Threadneedle Street London EC2R 8AP United Kingdom
	Fax	+65 6500 8029
	Telephone	+65 6338 8347
	Attention	Managing Director – Head of Asia Syndicate

Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006 and as amended and restated on 21 December 2016) in relation to the Australian Dollar Medium Term Note Programme of Asian Development Bank
Governing law	New South Wales
Notes to be subscribed for	A$200,000,000 5.00% Notes due 9 March 2022 ("**2022 Notes**") (to be consolidated, form a single series and be fungible with the A$500,000,000 5.00% Notes due 9 March 2022 issued on 9 March 2012 and the A$300,000,000 5.00% Notes due 9 March 2022 issued on 2 October 2012) and A$100,000,000 3.40% Notes due 10 September 2027 ("**2027 Notes**") (to be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017) (2022 Notes and 2027 Notes together, the "**Notes**")
Date of Subscription Agreement	14 July 2017

General terms

Interpretation - Definitions are at the end of this agreement before the schedules.

1 Appointment of Dealers

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints each of Deutsche Bank AG, Sydney Branch ("**DB**"), Royal Bank of Canada ("**RBC**") and The Toronto-Dominion Bank ("**TD**") to act as a Lead Manager and Dealer in respect of the Notes on the terms set out in the Programme Agreement. Each Lead Manager and Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Lead Manager and a Dealer under the Programme Agreement in respect of the Notes. Each Lead Manager and Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the relevant Lead Manager and Dealer that have arisen prior to such termination.

2 Acknowledgments by Lead Managers and Dealers

Each Lead Manager and Dealer acknowledges that it has received:

(a) a copy of the Programme Agreement; and

(b) copies of the Information Memorandum for the Notes.

3 Subscription

3.1 Subscription

On 18 July 2017 or any other date as is agreed between the Issuer and each of the Lead Managers and Dealers ("**Issue Date**"):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

(b) each Lead Manager and Dealer severally agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes as set out against its name in immediately available funds.

Table 1: 2022 Notes

Name of Dealer	Principal Amount of 2022 Notes to be Subscribed	Purchase Price
DB	A$66,667,000	A$74,670,373
RBC	A$66,667,000	A$74,670,373
TD	A$66,666,000	A$74,669,254
Total	**A$200,000,000**	**A$224,010,000**

Table 2: 2027 Notes

Name of Dealer	Principal Amount of 2027 Notes to be Subscribed	Purchase Price
DB	A$33,340,000	A$33,967,792
RBC	A$33,330,000	A$33,957,604
TD	A$33,330,000	A$33,957,604
Total	**A$100,000,000**	**A$101,883,000**

Amounts set out in the Purchase Price column include a deduction for the dealer fee set out in clause 8 ("Fees").

If a Lead Manager and Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to that Lead Manager and Dealer and that Lead Manager and Dealer need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

3.2 Pricing Supplements

The Issuer confirms that it has signed two pricing supplements (each, a "**Pricing Supplement**" and together, the "**Pricing Supplements**") each dated 14 July 2017 in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises each Lead Manager and Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplements; and

(c) any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Lead Manager and Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the other of any of their respective obligations;

(b) no one of them is responsible for the failure of one or more of the others to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the others.

3.5 Payment

Notwithstanding clause 3.1 ("Subscription") and clause 3.4 ("Obligations - individual and independent"), the Issuer and each Lead Manager and Dealer agree among themselves that settlement shall take place on the following basis:

(a) DB agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to deliver the Notes to DB; and

(c) DB agrees to deliver the Notes to the other Lead Managers and Dealers in the amount specified as set out against its name in column 2 of each of Table 1 and Table 2 in clause 3.1 ("Subscription") against payment by each of the other Lead Managers and Dealers to DB of an amount equal to its respective settlement amount specified as set out against its name in column 3 of each of Table 1 and Table 2 in clause 3.1 ("Subscription") through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 3.5 relieves the Issuer from the obligation to sell the Notes or the Lead Managers and Dealers from their respective obligations to purchase the Notes in accordance with the other provisions of this agreement.

DB is not responsible to any other party if the Issuer or the other Lead Managers and Dealers do not comply with their respective obligations under this agreement and if a Lead Manager and Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Lead Manager and Dealer under paragraph (c) above and DB need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

4 Programme Agreement

For the purposes of the Programme Agreement:

(a) the Notes are Notes as defined in the Programme Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Lead Manager and Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d) each Lead Manager and Dealer accepts its appointment as a Lead Manager on the terms set out in the Programme Agreement.

5 Procedures

Each Lead Manager and Dealer acknowledges that the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to a Syndicated Issue applies to Notes issued under this agreement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that each Lead Manager and Dealer's obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, each Lead Manager and Dealer may terminate this agreement and the relevant Lead Manager and Dealer is released from its respective obligations under it.

7 Recognition of bail-in legislation

Notwithstanding and to the exclusion of any other term of this agreement or any other agreements, arrangements, or understanding between a Dealer and the Issuer, the Issuer acknowledges and accepts that a BRRD Liability arising under this agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Issuer under this agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(i) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(ii) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Issuer of such shares, securities or obligations);

(iii) the cancellation of the BRRD Liability; and/or

(iv) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b) the variation of the terms of this agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this clause 7:

"Bail-in Legislation" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/documents-guidelines/eu-bail-legislation-schedule;

"**BRRD Liability**" means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

8 Fees

The Issuer agrees to pay to the Lead Managers and Dealers on the Issue Date an aggregate dealer fee comprising of:

(a) 0.138 per cent. of the aggregate principal amount of the 2022 Notes (being A$276,000); and

(b) 0.258 per cent. of the aggregate principal amount of the 2027 Notes (being A$258,000).

The Lead Managers and Dealers agree that such fee shall be divided between them in equal shares. The Issuer shall pay such fee by accepting the aggregate Purchase Price for the 2022 Notes and the aggregate Purchase Price for the 2027 Notes which are calculated to include a deduction of such fee. The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 6.2 ("Termination").

9 Costs

Unless otherwise agreed, each party agrees to pay its own Costs in connection with the negotiation, preparation and execution of this agreement.

For the avoidance of doubt, the Lead Managers and Dealers agree to pay, in equal shares, the fees of King & Wood Mallesons for acting as Dealers' counsel with regard to the issue of the Notes, the fees of Cleary Gottlieb Steen & Hamilton LLP for acting as Issuer's counsel with regard to the issue of the 2027 Notes and all fees, costs and charges relating to the listing of the 2022 Notes on the stock exchange operated by ASX Limited.

10 Notices

Clause 16 ("Notices") of the Programme Agreement applies to this agreement and:

(a) in the case of DB and RBC, care of the details set out in the Details; and

(b) in the case of notification to TD, to:

The Toronto-Dominion Bank
1 Temasek Avenue
#15-02 Millenia Tower
Singapore 039192

Telephone: + 65 6500 8029
Fax: + 65 6338 8347
Attention: Managing Director – Head of Asia Syndicate.

11 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

12 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

13 Non-waiver of privileges and immunities of the Issuer

Nothing in this agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Issuer under the Agreement Establishing the Asian Development Bank, or applicable law or international law.

14 Interpretation

14.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Details means the section of this agreement headed "Details";

Lead Manager and Dealer means each person so described in the Details;

Notes means the notes to be subscribed for under this agreement as set out in the Details;

Programme Agreement means the agreement so described in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 3.1 ("Subscription").

14.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

ISSUER

SIGNED by Michael T. Jordan for

ASIAN DEVELOPMENT BANK



MICHAEL T. JORDAN
Assistant Treasurer

LEAD MANAGERS AND DEALERS

SIGNED by Rod Everitt)
)
and David Irving)
)
as attorneys for **DEUTSCHE BANK AG, SYDNEY BRANCH** under power of attorney:)

....

....

By executing this agreement each attorney states that the attorney has received no notice of revocation of the power of attorney

SIGNED by

as attorney for **ROYAL BANK OF CANADA** under power of attorney in the presence of:



....
Signature of witness

.......DANIEL WILSON.......
Name of witness (block letters)



.........Gerard Perrignon.........
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Thomas Irving
Authorised Signatory
The Toronto-Dominion Bank

SIGNED by

as attorney for **THE TORONTO-DOMINION BANK** under power of attorney in the presence of:

....
Signature of witness

SAMANTHA OXLADE.............................
Name of witness (block letters)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Series No.: AUD 021-03-1

Tranche No.: 4



ASIAN DEVELOPMENT BANK
Australian Dollar
Medium Term Note Programme

Issue of

A$100,000,000 3.40% Notes due 10 September 2027
("Notes")
(to be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017)

This Pricing Supplement (as referred to in the Information Memorandum dated 21 December 2016 ("**Information Memorandum**") and the Deed Poll dated 21 December 2016 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:		Notes
2	Issuer:		Asian Development Bank
3	Lead Managers and Dealers:		Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162) Royal Bank of Canada (ABN 86 076 940 880) The Toronto-Dominion Bank
4	(i)	Registrar:	Reserve Bank of Australia
	(ii)	Issuing and Paying Agent:	Reserve Bank of Australia
	(iii)	Calculation Agent:	Not applicable
5	Type of Issue:		Syndicated Issue

6	Currency:	
	- of Denomination:	A$
	- of Payment:	A$
7	Aggregate principal amount of Tranche:	A$100,000,000
8	If interchangeable with existing Series:	To be consolidated, form a single series and be fungible with the A$250,000,000 3.40% Notes due 10 September 2027 issued on 10 March 2017, the A$100,000,000 3.40% Notes due 10 September 2027 issued on 18 May 2017 and the A$100,000,000 3.40% Notes due 10 September 2027 issued on 15 June 2017.
9	Issue Date:	18 July 2017
10	(i) Issue Price:	100.940% of the aggregate principal amount of the Tranche plus A$1,201,000 on account of accrued interest for 130 days from and including 10 March 2017 to but excluding 18 July 2017.
	(ii) Net Proceeds:	A$101,883,000
11	Denomination(s):	A$5,000, subject to the requirement that the amount payable by each person who subscribes for Notes when issued in Australia must be at least A$500,000. See Condition 4.3 as set out in the Information Memorandum for details of the restrictions on transfer of the Notes.
12	Definition of Business Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sydney.
13	Interest:	
	(a) If Interest bearing:	
	(i) Interest Rate:	3.40% per annum paid semi-annually in arrear.
	(ii) Interest Amount:	A$85.00 per Note of A$5,000 denomination, payable on a semi-annual basis.
	(iii) Interest Payment Dates:	10 March and 10 September of each year, commencing on 10 September 2017 up to and including the Maturity Date.

	(iv)	Interest Period End Dates:	10 March and 10 September of each year, commencing on 10 September 2017 up to and including the Maturity Date, subject to no adjustment.
	(v)	Applicable Business Day Convention:	Following
	-	for Interest Payment Dates:	As above
	-	for Maturity Date:	As above
	-	for Interest Period End Dates:	Not applicable
	-	any other dates:	As above
	(vi)	Day Count Fraction:	RBA Bond Basis
	(vii)	Interest Commencement Date (if different from the Issue Date):	10 March 2017
	(viii)	Minimum Interest Rate:	Not applicable
	(ix)	Maximum Interest Rate:	Not applicable
	(x)	Issue Yield:	3.290% (semi-annual compounding)
	(b)	If non-interest bearing:	
	(i)	Amortisation Yield:	Not applicable
	(ii)	Amortisation Yield compounding method for calculation of Amortised Face Amount:	Not applicable
14	Maturity Date:		10 September 2027
15	Maturity Redemption Amount:		Outstanding Principal Amount
16	Early Termination Amount:		Outstanding Principal Amount
17	Listing:		Not applicable
18	Clearing System:		Austraclear System. Interests in the Notes may also be traded through Euroclear and Clearstream, Luxembourg as set out on page 11 of the Information Memorandum.
19	Other Conditions:		Not applicable

20	Additional Selling Restrictions:	The Selling Restriction for the United States set out in the Information Memorandum is amended as set out in Schedule 1 to this Pricing Supplement.
21	Foreign Securities Number (ISIN/Common Code):	ISIN: AU3CB0243129 Common Code: 157734202
22	Calculation Agent:	Not applicable
23	Recent Developments:	On 6 May 2017, ADB's Board of Governors approved the following with respect to its 2016 reported net loss of U.S.$11.2 million after appropriation of guarantee fees to the special reserve: (a) U.S.$14.6 million, representing the adjustment to the loan loss reserve as of 31 December 2016, be added from the net income to the loan loss reserve; (b) U.S.$513.9 million, representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, for the year ended 31 December 2016, be added from the cumulative revaluation adjustments account; (c) U.S.$123.7 million be allocated to the ordinary reserve; (d) U.S.$259.4 million be allocated to the Asian Development Fund; (e) U.S.$60.0 million be allocated to the Technical Assistance Special Fund; (f) U.S.$20.0 million be allocated to the Asia Pacific Disaster Response Fund; (g) U.S.$15.0 million be allocated to the Climate Change Fund; and (h) U.S.$10.0 million be allocated to the Regional Cooperation and Integration Fund.
24	U.S. Taxation:	U.S. taxation disclosure is set out in Schedule 2 to this Pricing Supplement.

CONFIRMED

ASIAN DEVELOPMENT BANK

By: 

Name: MICHAEL T. JORDAN
Title: Assistant Treasurer
Date: 14 July 2017

SCHEDULE 1

SELLING RESTRICTION

The following selling restriction set out in the Information Memorandum is amended as follows:

United States

The selling restriction for the United States is deleted and replaced with the following:

"United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended."

SCHEDULE 2

U.S. TAXATION

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a "*United States holder*"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with United States holders who acquire the Notes as part of the initial offering of the Notes at their issue price and who will hold Notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, or persons that have a "functional currency" other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that acquires or holds the Notes should consult its own tax advisers.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of U.S. federal alternative minimum, estate and gift tax laws, U.S. state, local, foreign or other tax laws.

Payments of Interest

Payments of interest on a Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the "IRS"). A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency

gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

A United States holder of a Note that purchases the Note at a cost greater than its stated principal amount will be considered to have purchased the Note at a premium, and may elect to amortize the premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Note. Such election, once made, generally applies to all bonds held or subsequently acquired by the United States holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A United States holder should calculate the amortization of the premium in Australian dollars. Amortization deductions attributable to a period reduce interest payments in respect of that period and therefore are translated into U.S. dollars at the exchange rate used by the United States holder for such interest payments. Exchange gain or loss will be realized with respect to amortized bond premium on such a Note based on the difference between the exchange rate on the date or dates the premium is recovered through interest payments on the Note and the exchange rate on the date on which the United States holder acquired the Note. A United States holder that elects to amortize the premium must reduce its tax basis in a Note by the amount of the premium amortized during its holding period. With respect to a United States holder that does not elect to amortize bond premium, the amount of bond premium will be included in the United States holder's tax basis when the Note matures or is disposed of by the United States holder. Therefore, a United States holder that does not elect to amortize such premium and that holds the Note to maturity generally will be required to treat the premium as capital loss when the Note matures.

Purchase, Sale and Retirement of Notes

A United States holder's tax basis in a Note generally will equal the cost of such Note to such holder. The cost of such Note to a United States holder will generally be the U.S. dollar value of the Australian dollar purchase price on the date of purchase. The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such Note. The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the Note is disposed of or retired.

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Reportable Transactions

A United States holder that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. holder may be required to treat a foreign currency exchange loss relating to a Note as a reportable transaction if the loss exceeds US$50,000 in a single taxable year if the United States holder is an individual or trust, or higher amounts for other United States holders. In the event the acquisition, ownership or disposition of a Note constitutes participation in a "reportable transaction" for purposes of these rules, a United States holder will be required to disclose its investment to the IRS, currently on Form 8886. Prospective purchasers should consult their tax advisors regarding the application of these rules to the acquisition, ownership or disposition of Notes.

Specified Foreign Financial Assets

Individual United States holders that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Notes, including the application of the rules to their particular circumstances.

Non-United States Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised

by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders. Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.